Exhibit 99.2

canopy growth corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and NINE months ENDED DECEMBER 31, 2019

FEBRUARY 14, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2019

This Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended December 31, 2019 is provided as of February 14, 2020. Unless the context indicates or requires otherwise, the terms “Canopy Growth”, “the Company”, “we”, “us” and “our” refers to Canopy Growth Corporation and its controlled entities. Canopy Growth is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8. The common shares of Canopy Growth trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED” and on the New York Stock Exchange (“NYSE”) under the ticker symbol “CGC”.

This MD&A was prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from United States disclosure requirements. This MD&A provides information as at, and for the three and nine months ended December 31, 2019 and up to and including February 14, 2020.

This MD&A should be read in conjunction with Canopy Growth’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended December 31, 2019 (the “Interim Financial Statements”), which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Interim Financial Statements include the accounts of Canopy Growth and its subsidiaries and its interests in affiliated companies, and all intercompany balances and transactions have been eliminated on consolidation. The Interim Financial Statements and this MD&A have been reviewed by Canopy Growth’s Audit Committee and were approved by Canopy Growth’s Board of Directors on February 13, 2020.

Financial information contained herein is expressed in thousands of Canadian dollars, except share and per share amounts, or as otherwise stated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-IFRS measures. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

Additional information filed by us with the Canadian Securities Administrators, including this MD&A, the Interim Financial Statements, audited annual consolidated financial statements, interim reports and annual information forms have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available under the Company’s profile at www.sedar.com, on the Securities and Exchange Commission (“SEC”) website (www.sec.gov/edgar) and also on our website at www.canopygrowth.com.

This MD&A provides additional information on our performance in the last three and nine month periods, and our financial condition and future prospects. It is organized as follows:

•	Part 1 – Business Overview

•	Part 2 – Strategy

•	Part 3 – Results of Operations

•	Part 4 – Financial Liquidity and Capital Resources

•	Part 5 – Critical Accounting Estimates and Judgments

•	Part 6 – Controls and Procedures

•	Part 7 – Risks and Uncertainties

Canopy Growth is not considered a U.S. Marijuana Issuer (as defined in the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the “Staff Notice”)) nor does the Company have material ancillary involvement in the United States cannabis industry in accordance with the Staff Notice. While the Company has several arrangements with United States-based companies that may themselves participate in the United States cannabis market, these relationships do not violate the federal laws of the United States respecting cannabis and in no manner involve Canopy Growth in any activities in the United States respecting cannabis. Where a non-controlled affiliate has expressed an intent to enter the United States cannabis market, we have taken steps to insulate the Company from all economic and voting interests until such time that United States federal permissibility changes in favour of cannabis related activities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” within the meaning of section 27A of the United States Securities Act of 1933, section 21E of the United States Securities Exchange Act of 1934, the United States Private Securities Litigation Reform Act of 1995 or in releases made by the United States Securities and Exchange Commission (“SEC”) all as may be amended from time to time, and “forward looking information” within the meaning of Canadian securities legislation, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the adoption and impact of certain accounting pronouncements;
•	the legislation, regulations and licensing related to the cultivation, production and sale of cannabis and hemp products by the Company’s subsidiaries and other business interests;
•	the number of users of cannabis or the size of the legal cannabis market in Canada and internationally;
•	the number of users of hemp or the size of the legal hemp market in Canada and internationally;
•

the potential time frame for the implementation of legislation to legalize and regulate medical or recreational cannabis or hemp (and the consumer products derived from each of the foregoing) internationally, and the potential form the legislation and regulations will take, including the method of delivery and framework adopted or to be adopted by various international jurisdictions;

•	the ability to enter and participate in international market opportunities;
•	the Company’s future financial and operating performance;
•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	the success of the entities the Company acquires and the Company’s collaborations;
•	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s product offerings and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity;
•

the Company’s exercise of its option to acquire Acreage (as defined below) and the eventual closing of the acquisition of Acreage upon the occurrence or waiver of the Triggering Event (as defined below);

•	future expenditures, strategic investments and capital activities;
•	the competitive landscape in which the Company operates and the Company’s market expertise; and
•	the Company’s ability to achieve profitability.

The words “plans”, “expects”, “is expected”, “budget”, “strategy”, “scheduled”, “estimates” “forecasts”, “future”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, “likely” or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made considering its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to, the factors included under “Part 7 - Risks and Uncertainties” in this MD&A, the factors included under “Part 7 – Risks and Uncertainties” in the Company’s MD&A for the three months and year ended March 31, 2019 and in the Company’s annual information form dated June 24, 2019 (the “AIF”). Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

PART 1 – BUSINESS OVERVIEW

Canopy Growth is a world-leading cannabis company. We produce, distribute and sell a diverse range of cannabis and hemp-based products for both recreational and medical purposes under a portfolio of distinct brands in Canada pursuant to the Cannabis Act, and globally pursuant to applicable international and domestic legislation, regulations and permits.

On October 17, 2018 the Cannabis Act came into effect, regulating both the medical and recreational cannabis markets in Canada and providing provincial, territorial and municipal governments the authority to prescribe regulations regarding the distribution and sale of recreational cannabis. On October 17, 2019, the second phase of recreational cannabis products, specifically, ingestible cannabis, cannabis extracts, and cannabis topical products (referred to as “Cannabis 2.0”), was legalized pursuant to certain amendments to the regulations under the Cannabis Act. We began selling our cannabis-infused chocolates in early January 2020 across Canada, complementing our existing flower, oil and softgel product offerings. We expect the first of our cannabis-infused beverage offerings to be available to customers over the next few months. We introduced our vape pen power sources to customers in January 2020, with product availability varying based on provincial and territorial regulations. We expect additional vape products to be available in participating provinces and territories over the next few months. Our recreational cannabis products are predominantly sold to provincial and territorial agencies under a “business-to-business” wholesale model, with those provincial and territorial agencies then being responsible for the distribution of our products to bricks-and-mortar stores and for online retail sales. We have also opened a network of Tweed and Tokyo Smoke retail stores across Canada, where permissible, to further brand awareness and drive consumer demand.

Our Spectrum Therapeutics medical division is a global leader in medical cannabis with approximately 76,750 medical customers in Canada and an established footprint in 15 other countries across 5 continents. In addition to producing and distributing a diverse portfolio of cannabis products to healthcare practitioners and customers in Canada and other countries where it is federally permissible to do so, Spectrum Therapeutics offers education, resource, and support programs. Through its research and development initiatives, Spectrum Therapeutics is building a portfolio of intellectual property and pre-clinical and clinical evidence to support cannabinoid-based medicines that deliver therapeutic value in areas of unmet medical needs, including clinically-proven drug formulations and dosage formats.

Subsequent to the passage of the Farm Bill (as defined below), we began building our hemp supply chain in the United States chain through our investment in hemp growing capability and in processing, extraction and finished goods manufacturing facilities. In December 2019, we began selling a line of hemp-derived cannabidiol (“CBD”) products, including oils and softgels in certain states in the United States, where permissible under state law.

In June 2019 we executed an arrangement agreement with Acreage Holdings, Inc. (“Acreage”), a leading United States multi-state cannabis operator, that provides us the right, in accordance with the Acreage Plan of Arrangement (as defined below), to acquire all of the issued and outstanding securities of Acreage upon the occurrence (or waiver) of changes in United States federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States. The acquisition of Acreage, if completed, will provide a pathway into cannabis markets in the United States; however, Canopy Growth and Acreage will continue to operate as independent companies until completion of the Acreage Plan of Arrangement.

Our other product offerings, which are sold in jurisdictions where it is permissible to do so, include vapes and other delivery devices, beauty, wellness and sleep products, and sports nutrition beverages.

Our products contain tetrahydrocannabinol (“THC”), CBD, or a combination of these two cannabinoids which are found in the Cannabis sativa plant species. THC is the primary psychoactive or intoxicating cannabinoid found in cannabis. We also refer throughout this MD&A to “hemp”, which is a term used to classify varieties of the cannabis plant that contain CBD and 0.3% or less THC content (by dry weight). Conversely, the term “marijuana” refers to varieties of the cannabis plant with more than 0.3% THC content and moderate levels of CBD.

Our licensed capacity in operation in Canada includes indoor, greenhouse and outdoor growing space, post-harvest processing and cannabinoid extraction capability, advanced manufacturing capability for vape products, softgel encapsulation, and pre-rolled joints, a beverage production facility, and a chocolate manufacturing facility. These infrastructure investments allow us to supply the recreational and medical markets with a complimentary balance of flower products and raw material input for our oil, softgel, CBD and Cannabis 2.0 products. Internationally, we hold licences for cultivation and production space in Denmark, Colombia and Lesotho, providing domestic supply chains in support of our global expansion plans.

Overview of Financial Results for the Third Quarter of Fiscal 2020

	Three months ended
	December 31,	September 30,
(CDN $000's, except where otherwise indicated)	2019	2019	Change	% Change
Canadian recreational cannabis revenue
Business-to-business	$53,454	$16,677	$36,777	221%
Business-to-consumer	15,242	13,100	2,142	16%
	68,696	29,777	38,919	131%
Canadian medical cannabis revenue	14,765	14,149	616	4%
International medical cannabis revenue	18,701	18,090	611	3%
Other revenue	33,384	23,605	9,779	41%
Excise taxes	11,782	9,008	2,774	31%
Net revenue	$123,764	$76,613	$47,151	62%

Gross margin percentage, before fair value impacts in cost of sales1,	34%	-13%	-	47%

Adjusted EBITDA[2]	$(91,661)	$(155,745)	$64,084	41%
Attributed as follows:
- Operations and corporate overhead	$(44,413)	$(109,014)	$64,601	59%
- Strategic investments and business development	$(39,111)	$(36,195)	$(2,916)	-8%
- Non-operating or under-utilized facilities	$(8,137)	$(10,536)	$2,399	23%

[1] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross margin before fair value impacts in cost of sales (non-IFRS measure)"

[2] Adjusted EBITDA is a non-IFRS measure, and is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business development, and non-operating or under-utilized facilities. See "Adjusted EBITDA (Non-IFRS Measure)".

Revenue

Gross revenue from the Canadian recreational business-to-business channel was $53,454 in the third quarter of fiscal 2020, an increase of $36,777 from the previous quarter. Excluding other revenue adjustments recorded in the second quarter of fiscal 2020 in relation to our determination of returns and pricing adjustments in the amount of $32,727, gross revenue from the business-to-business channel increased sequentially from $49,404 to $53,454. The increase of 8% was primarily attributable to the overall increase in demand resulting from the opening of approximately 140 new retail stores across Canada during the third quarter of fiscal 2020, and growth in the sales of pre-rolled joints and THC-dominant dry flower. Gross revenue from the Canadian recreational business-to-consumer channel was $15,242 in the third quarter of fiscal 2020, with the quarter-over-quarter increase of 16% primarily attributable to same-store sales growth for our corporate-owned Tweed and Tokyo Smoke retail stores of 11%.

Medical cannabis gross revenue was $33,466 in the third quarter of fiscal 2020, an increase of $1,227 from the previous quarter. Gross revenue for our Canadian medical cannabis business was $14,765 in the third quarter of fiscal 2020, with the quarter-over-quarter increase of 4% primarily attributable to the broadening of our brand and product offerings for our medical customers and an increase in the number of customers registered with Spectrum Therapeutics to 76,750. Revenue for our international medical cannabis business was $18,701 in the third quarter of fiscal 2020, with the quarter-over-quarter increase of 3% driven by the performance of C3 Cannabinoid Compound Company (“C3”).

Other revenue was $33,384 in the third quarter of fiscal 2020, an increase $9,779 from the previous quarter due primarily to strong seasonal performance by Storz & Bickel GmbH & Co., KG (“Storz & Bickel”) and TWP UK Holdings Limited (“This Works”), and the acquisition of BioSteel Sports Nutrition Inc. (“BioSteel”) in October 2019.

Gross margin

Our gross margin percentage before fair value impacts in cost of sales was 34% of net revenue in the third quarter of fiscal 2020. Comparatively, our gross margin percentage before fair value impacts in cost of sales was negative 13% in the second quarter of fiscal 2020. As detailed in our MD&A for the second quarter of fiscal 2020, we recorded charges associated with excess recreational cannabis inventory, primarily related to oils and softgels, in the amount of $17,000, our gross margin was impacted by $9,157 related to returns and pricing adjustments, and we recorded other adjustments related to the net realizable value of inventory. These charges did not recur to the same extent in the third quarter of fiscal 2020. Our gross margin in the third quarter of fiscal 2020 also benefited from a quarter-over-quarter decrease in operating costs relating to non-operating or under-utilized production facilities, from $10,536 in the previous quarter to $8,137 in the third quarter of fiscal 2020, which was largely attributable to the commencement of commercial-scale cultivation and processing at our facility in Denmark, and improved utilization of our advanced manufacturing facilities in Smiths Falls. See “Cost of sales and gross margin – Gross margin before fair value impacts in cost of sales (non-IFRS measure) under “Part 3 – Results of Operations” in this MD&A.

Adjusted EBITDA

Our Adjusted EBITDA loss in the third quarter of fiscal 2020 was $91,661, as compared to an Adjusted EBITDA loss of $155,745 in the previous quarter.

The Adjusted EBITDA loss attributed to strategic investments and business development was $39,111 in the third quarter of fiscal 2020, compared to a loss of $36,195 in the previous quarter, as we continued to invest in (1) the build-out of our administrative infrastructure in support of our global expansion strategy, (2) marketing initiatives in advance of the launch of CBD products in certain states in the United States in December 2019, and (3) research and development initiatives related to new product innovation for the recreational markets, and conducting clinical trials to support new cannabis-based human and animal medicines.

The Adjusted EBITDA loss attributed to operations in Canada and Europe and corporate overhead was $44,413 in the third quarter of fiscal 2020, compared to a loss of $109,014 in the previous quarter. The quarter-over-quarter improvement is largely reflective of the increase in net revenue and the increase in our gross margin percentage, which was driven primarily by the adjustments of $32,727 recorded in the second quarter of fiscal 2020 for returns, return provisions and pricing allowances related primarily to our oils and softgels portfolio.

The results of our operations for the current quarter in comparison to the third quarter of fiscal 2019 are discussed below under "Part 3 - Results of Operations".

PART 2 – STRATEGY

Our strategy is to position Canopy Growth as the dominant, global leader in recreational and medical cannabis and hemp-based products, and to establish long-term competitive advantages while doing so in order to generate industry-leading growth and shareholder returns. To achieve this, we have been focusing on:

•

Executing on our path to profitability at our operating businesses in Canada and Europe, including bringing new recreational products to the Canadian market, entrenching our position as a trusted leader in the Canadian medical cannabis market, strengthening our brand portfolio, and increasing access to our suite of medical cannabis products in European countries where it is permissible to do so;

•	Strategically investing in expanding into the United States and other new geographies; and
•	Developing intellectual property and innovative new products.

Canadian Recreational and Medical Cannabis Markets

Our investment phase in Canada is complete, with our cultivation, processing and extraction, and finished goods manufacturing infrastructure in place, licensed, and capable of meeting anticipated consumer demand for our existing recreational and medical products, our new Cannabis 2.0 products and the continued build-out of retail cannabis stores across the country. Our strategy in Canada includes:

•

Continuing the roll-out of our portfolio of innovative Cannabis 2.0 products across Canada, which began in early January 2020. Our portfolio will include a range of cannabis-infused beverages, cannabis-infused craft chocolates, and a line of vape pen and vape cartridge products. Leading up to the launch of these products we invested in the development of intellectual property related to new form factors, production technology and infrastructure, and product marketing and brand awareness campaigns.

•

Building-out our branded Tweed and Tokyo Smoke retail store network where permissible across Canada, which will allow us to educate consumers, build brand awareness and recognition, and establish direct connections with our customers.

•

Increasing our medical cannabis network and solidifying our position as a trusted leader in the Canadian medical cannabis market by offering a wide range of cannabis products across a variety of brands, formats and strains that serve the needs of our medical customers.

•

Strengthening and differentiating our brand portfolio, which starts with building awareness across distinct need states, occasions, price points and consumer demographics. Our diverse portfolio of brands allows us to effectively target specific customer demographics, use occasions and product form factors.

European Medical Cannabis Market

Our primary strategy in the European medical cannabis market is to increase access to our medical cannabis products for medical customers in countries where it is federally permissible to do so, and to position ourselves as a trusted market leader in those countries. Through our global Spectrum Therapeutics brand, our strategy encompasses:

•

Providing a diverse portfolio of medically-validated cannabis-based medicines and best-in-class education and support programs to medical customers and healthcare practitioners. We are in the process of integrating C3, Europe’s largest cannabinoid-based pharmaceuticals company and a leading manufacturer of dronabinol, a registered active pharmaceutical ingredient in four European countries. The addition of dronabinol has allowed us to expand our portfolio of medical cannabis offerings.

•

Strengthening the European supply chain. We recently completed the construction of the required infrastructure, and obtained the necessary regulatory approvals, to enable the cultivation and processing of cannabis in Denmark to complement our existing import model. Our acquisition of C3 also added two facilities that specialize in natural extraction and synthetic cannabinoid production to our European footprint.

United States Market Development

The key elements of our United States market development strategy include:

•

Building a cultivation, processing, extraction and finished goods manufacturing supply chain in the United States and developing a portfolio of hemp-derived consumer CBD products. In December 2019 we entered the United States market by rolling out a line of hemp-derived oils and softgels in those states where permissible under state laws under the First & Free brand. We expect the scope of our United States CBD business to increase beginning in the first half of fiscal 2021, as we expand our distribution network, product formats (including topical creams, beverages, and edibles) and brand portfolio.
•

Brand recognition in advance of the potential future permissibility of cannabis in the United States. In connection with the Acreage Plan of Arrangement, Canopy Growth and Acreage executed a licensing agreement which provides Acreage with the ability to use Canopy Growth’s brands, along with other intellectual property, on a no-fee basis. In accordance with this licensing agreement, in December 2019 Acreage began selling certain Tweed-branded cannabis products at select dispensaries in Illinois, Maine, Massachusetts and Oregon. Any products sold by Acreage under the Tweed brand in the United States are cultivated and processed by Acreage at its facilities in the respective states in the United States where permissible under state laws.

Global Expansion

We are expanding globally and increasing our total addressable market by pursuing cannabis-related business opportunities in countries where it is federally legal and/or permissible to do so, including:

•

Through Spectrum Therapeutics, introducing medically-validated cannabinoid products and offering education and support programs for healthcare practitioners and medical customers in several countries in Latin America, Asia/Pacific and Africa.

•	Building, acquiring, or entering into arrangements with third parties to expand our cannabis cultivation, finished goods manufacturing capability and sales operations in those countries.

Since the legalization of recreational cannabis in Canada on October 17, 2018, Canopy Growth has established itself as a leader in both the recreational and medical cannabis markets in Canada by successfully executing on our business model, which includes making investments in cannabis production and consumer product manufacturing capability and distribution, developing intellectual property and industry and local regulatory knowledge and expertise, and providing physician, pharmacist and patient education programs in order to build market share and customer loyalty. Accordingly, we believe that an opportunity exists today to deploy our Canadian “playbook” and our financial strength to establish ourselves as the first-mover and market leader in countries which have legalized or are exploring the legalization of medical cannabis.

Developing Intellectual Property and Innovative New Products

We believe a significant opportunity exists to improve our gross margins by vertically integrating up the value chain towards recreational and medical products that include cannabis and cannabinoids as ingredients. We believe this will increase our total addressable market and position our products as premium offerings. We have been continuously focused on conducting research and development of intellectual property related to:

•

Innovation and new product development, including the Cannabis 2.0 products that have been or will be rolled-out across Canada. With the recent acquisitions of BioSteel and This Works we have added platforms that we believe can be leveraged for infusing CBD in sports nutrition and hydration beverages, and in beauty, wellness and sleep products, where permissible.

•

Creating evidence-based, protectable medical product formulations and driving these products through robust clinical studies towards the creation of new cannabis-based medicines. Our pre-clinical and clinical research includes elements of product design and ingredient selection, delivery systems, safety and efficacy testing. Human clinical trials are currently being planned or are ongoing in the areas of sleep, pain, mood/anxiety and spasticity/multiple sclerosis. Additionally, research programs are under development with our regional partners, and clinical trials are currently in the planning phase, ongoing or completed for companion animal anxiety, and pharmacokinetics, dosage and safety.

Our intellectual property portfolio has increased to over 130 issued patents and over 350 patent applications as of February 14, 2020 (including 94 United States provisional patents) covering cannabis-infused beverage production and medical treatments, device and delivery technologies, large-scale cannabis processing, and plant genetics.

Our Products

Cannabis 2.0 Products

The legalization and regulation of Cannabis 2.0 products in Canada was announced by the federal government on October 17, 2019 pursuant to certain amendments to the regulations under the Cannabis Act. We began shipping our products in late December 2019, with the first wave of our cannabis-infused chocolates being available at retail locations in early January 2020. We expect the first of our cannabis-infused beverage offerings to be available to customers over the next few months. We introduced our vape pen power sources to customers in January 2020, with product availability varying based on provincial regulations. We expect that additional vape products will be available in participating provinces over the next few months. Our Cannabis 2.0 product offerings include:

Cannabis-infused beverages, which are being produced in our licensed 150,000 square foot beverage facility in Smiths Falls. Through our extensive research and development efforts we have developed a proprietary process that distills whole flower cannabis into a clear liquid that we refer to as “Distilled Cannabis”, which is used as an active ingredient in our THC and CBD infused beverages. Our beverage portfolio will include 10 ready-to-drink products, pre-mixed with Distilled Cannabis, and 3 Distilled Cannabis beverage mixer products that can be combined with non-alcoholic beverages or enjoyed neat or on the rocks. Our beverages will be offered in a variety of flavours and sizes under the Tweed, Quatreau, Houseplant and Deep Space brands. We believe that cannabis-infused beverages that offer sophisticated taste and dose control with a rapid onset and shorter duration can be tailored to meet specific outcomes across a variety of consumption occasions, while avoiding such things as weight gain, “hangover” effects, and interactions with traditional pharmaceutical medications. While our products will contain THC, CBD, or a combination of the two up to the limit of 10 milligrams of THC per package, in accordance with the regulations under the Cannabis Act, we believe a standard serving of 2 milligrams of THC is ideal for consumers and allows for more control for the user, and therefore most of our cannabis-infused beverages will be available at this potency.

Cannabis-infused craft chocolates, which are being produced in the same factory in Smiths Falls where Hershey Canada made chocolates for over 50 years. We have worked with award-winning chocolate maker, Hummingbird Chocolate, to build and refine our chocolate manufacturing process and are selling 3 distinct products under the Tweed, Tokyo Smoke and Bean & Bud brands. We have taken a “bean-to-bar” approach to our chocolates, sourcing our beans from Peru, the Dominican Republic and Colombia and then roasting them onsite in Smiths Falls to achieve optimal flavour. Similar to our beverages, our chocolates contain specific amounts of specifically-formulated cannabis up to a limit of 10 milligrams of THC per package.

Cannabis vapes, including a range of proprietary hardware designed to bring reliable technology to the vaping category. We are offering rechargeable and compact batteries under the JUJU Power brand, designed for compatibility with our 510-threaded cannabis concentrate vape cartridges. Our “510” vape concentrate cartridges will be available in a variety of Tweed, Van der Pop, and Twd. strains, and with a range of THC and CBD levels. Our JUJU Joints line includes ready-to-go vape pens containing Tweed cannabis concentrate and terpenes, and feature several convenient safety capabilities. Finally, we are offering Tokyo Smoke Luma rechargeable batteries and vape pods using our precise ceramic heating technology. Some of our devices will feature Bluetooth connectivity, allowing users to lock, locate, and set specific temperatures from their Android smartphones.

Vape Safety

Recent reports on vape safety underscore the importance of federal regulation for vape pen devices. We are committed to a high standard for cannabis extracts without the use of polyethylene glycol, vegetable glycerin or vitamin E acetate. Our vape cartridges use surgical-grade steel and specialized glass to ensure the reduction of heavy metal poisoning and contaminants leaching into the extract. Our vape products are produced using UL 8139 Certified Safe Manufacturing standards, meaning that each component of our hardware has been certified by UL (Underwriters Laboratories), or undergoing the review process with certification expected in advance of product on-sale dates. UL is a world leader in product safety testing and certification, and developed industry standard UL 8139 to help manufacturers address lithium battery hazards for vaping devices. UL 8139 evaluates the safety of the electrical, heating, battery and charging systems of these products. Further, our vapes are tamper-resistant, serialized, traceable, and adhere to Health Canada’s regulations. We are continually reviewing and testing all inputs to ensure the highest quality and reliability of cannabinoids, terpenes, tamper-resistance and product serialization features.

See “Risks and Uncertainties – Recent Announcements and Risks Regarding Vaping Products” under “Part 7 – Risks and Uncertainties” in this MD&A.

Hemp-Derived CBD Products

Our branded CBD products include our First & Free line of hemp-derived CBD products, including oils and softgels, which we launched in December 2019 in states where permissible in the United States. Developed as a result of our investments in technology and rigorous testing, First & Free’s products were created by extracting and isolating derivatives from the hemp plant to produce consistent CBD formulations that are packaged in easy-to-use formats. We are committed to selling high-quality, tested and reliable products, and ensuring we make no claims unless clinically validated. This means selling First & Free products only in states where permissible under state law in order to ensure compliance with state consumer protection mandates and following the most stringent state laws regarding the sale of CBD. The Company is also abiding by existing United States Food and Drug Administration (“FDA”) regulations for manufacturing, labeling and marketing dietary supplements. We expect the scope of our United States CBD business to increase beginning in the first half of fiscal 2021, as we expand our distribution network, product formats (including topical creams, beverages, and edibles) and brand portfolio, and begin building-out a bricks-and-mortar retail presence.

We have also entered into strategic arrangements in order to build our brand awareness around hemp-derived CBD products, including engaging Martha Stewart in an advisory role to assist with developing and positioning a new line of CBD-based product offerings across multiple categories such as animal health and wellness.

Devices and Delivery Technology

In addition to the vape pens and cartridge products that we are rolling-out as part of our Cannabis 2.0 offerings, through Storz & Bickel we have entered the market for the manufacture and sale of medical cannabis delivery devices. Storz & Bickel has developed a factory that is certified internationally for the production of medical devices, and exports medically-approved vaporizers and other similar devices to 50 markets around the world. We are building-out the capacity of Storz & Bickel’s manufacturing facilities to support its continued growth through new product development and market expansion, while continuing to integrate the product development expertise and capability of Storz & Bickel’s research and development and engineering teams with that of Canopy Growth.

Our Brands

Our diverse platform of brands “under the Canopy” allows us to effectively target specific customer demographics, use occasions and product form factors.

Core Brands

Tweed – Tweed’s highly-curated cannabis products, places and spaces are tailored to help people reconnect with one another. Our authentic local presence and desire for shared prosperity help us to be a good neighbor to those communities that invite us in.

Tokyo Smoke – Tokyo Smoke is an award-winning cannabis brand delivering immersive, innovative experiences to consumers through cannabis products, accessories, and retail stores. From our thoughtfully-crafted intent-based classification system to our iconic red lantern logo, Tokyo Smoke pushes creative boundaries, unlocking new ways to explore cannabis.

Van der Pop – With a focus on education, empowerment and community building, Van der Pop is Canopy Growth’s female-focused cannabis brand. Van der Pop provides products and platforms for women to explore using cannabinoids for self-care in a way that is nuanced and respects stigma-free living.

Spectrum Therapeutics – Our international medical brand that serves as our physician and patient-facing identity across all federally-permissible jurisdictions where Canopy Growth operates. “Spectrum” in the name refers to the trademarked colour-coded cannabis strain classification system. Spectrum Therapeutics is positioned as a rational voice in the medical cannabis space with a focus on high-quality research, healthcare professional education, and quality products for medical customers with pain, mood and sleep conditions.

First & Free – Our therapeutic CBD-based brand designed for consumers that are proactive about their health and advocates of self-care. We believe in taking care of you first, so you can be free to be you. Only First & Free combines years of cannabinoid research and development and clinical expertise with purified, hemp-derived CBD technologies that currently include oils and softgels.

DOJA – DOJA is based in British Columbia's Okanagan Valley, where DOJA grows premium, hand-crafted flower. DOJA represents celebrating the freedom from convention and a respect for the West Coast community and land from which it came from.

TWD – TWD is our basic line of safe and affordable cannabis products from Tweed.

This Works – Founded in 2004, London, England-based This Works offers a range of high-quality natural skincare and sleep solution products that have rewarded the company with a loyal following of customers spanning 35 countries. Through their unique approach of formulating solutions that work in harmony with the 24-hour body clock, This Works has evolved its product lines beyond a traditional viewpoint to a more complete regiment.

BioSteel – BioSteel is an innovative sports nutrition brand that was built on the mandate of providing the safest, healthiest and most effective line of nutritional products. Originally formulated for the best athletes in the world, BioSteel’s line of nutritional products have become adopted by the masses through authentic partnerships with our #TEAMBIOSTEEL athletes.

Beverage and Edibles Brands

Quatreau – Quatreau is a line of deliciously refreshing cannabis-infused, naturally flavoured sparkling water beverages available in CBD-only and THC/CBD balanced varieties. Quatreau believes in making daily situations a little more simple, enabling consumers to reset and recharge before tackling what’s next.

Deep Space – Deep Space is a mysterious and full flavoured cannabis-infused spiced cola beverage with a higher dose of THC than other offerings across Canopy Growth’s portfolio. With 10 milligrams of THC per serving offered in an easy-travel 222 milliliter mini can, Deep Space aims to unlock a collective journey of possibility and discovery.

Bean & Bud Craft Cannabis Company - Bean & Bud is a line of premium, bean to bar cannabis-infused dark chocolate with 5 milligrams of THC per serving. Hand-crafted by the award-winning chocolate makers at Hummingbird Chocolates. Made in small batches - the attention to detail and meticulous process adds a special touch for consumers to savour life’s moment.

Technology Brands

Storz & Bickel – Based in Tuttlingen, Germany, Storz & Bickel are designers and manufacturers of medically approved vaporizers, most notably the Volcano Medic and the Mighty Medic. Exported to 50 markets around the world and with a 23-year track record of breakthrough innovations, Storz & Bickel is widely recognized as a global leader in vaporizer design and manufacturing.

JUJU Technologies – JUJU represents the cutting edge of cannabis technology. Available in a variety of products ranging from premium, ready-to-go vape pens (under our JUJU Joints line), to cutting-edge cannabis vape battery systems (under our JUJU Power line), to an advanced app that enables control over a user’s vape experience. JUJU believes in sharing positive energy and vibes with the world.

Affiliated Brands

Houseplant – An elevated Canadian cannabis company founded by Seth Rogen and Evan Goldberg and launched in 2019, Houseplant is rooted in commitment, authenticity and education. Their love affair with cannabis has spanned a lifetime, and they believe it should be treated with the reverence it deserves. Each element of their suite of products, and every part of their identity have been thoughtfully designed and considered.

More Life Growth Company – A wellness-based cannabis company and joint venture between two Canadian trailblazers. Owner/Founder Aubrey “Drake” Graham – a cultural leader, entrepreneur and entertainment icon – joined forces with Canopy Growth to commercialize a premium, licensed product lineup in Canada and future global markets.

DNA Genetics – DNA Genetics has won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. Working with DNA Genetics, Canopy Growth breeds new strains for customers that are simply not available anywhere else in the world, bringing the best of existing DNA Genetics to Canopy Growth customers, bred and grown to DNA standards.

LBS – LBS is a premier cannabis brand by entertainment icon Snoop Dogg available in the United States and licensed by Canopy Growth in Canada. LBS embodies the “California Vibe”.

Canadian Retail Store Strategy and Brands

The Cannabis Act provides provincial, territorial and municipal governments with the authority to prescribe regulations regarding retail and distribution of recreational cannabis. As such, the distribution model for recreational cannabis is prescribed by provincial and territorial regulations and differs in each jurisdiction. Some provinces have government-run retailers, while others have government-licensed retailers, and some have a combination of the two. All of our recreational sales are conducted according to the applicable provincial and territorial legislation and through applicable local agencies. We continue to monitor the developing legislation to identify opportunities for our brands.

As of February 14, 2020, we have 28 cannabis retail stores operating under the Tweed or Tokyo Smoke banner, of which 22 are corporate-owned stores and the balance are independently operated. Tweed has 16 corporate-owned locations selling cannabis across Newfoundland & Labrador, Manitoba and Saskatchewan and has a branded e-commerce presence in Newfoundland & Labrador, Manitoba, Saskatchewan and Nunavut. Tokyo Smoke operates 6 corporate-owned retail cannabis stores and an e-commerce platform in Manitoba.

Further, we have received licences, rights to licences or permits to apply for licences to operate cannabis retail stores in 4 provinces:

–	Newfoundland & Labrador - licences for up to 7 stores;
–	Manitoba - licences for up to 15 stores;
–	Saskatchewan - licences for up to 5 stores; and
–	Alberta – development permits for 18 cannabis retail store locations.

In Ontario, we have entered into multi-year licensing agreements to enable licence holders to open 9 new Tokyo Smoke-branded stores. We anticipate that all of these stores will be open by May. In addition, we have submitted an application for a farm-gate store at our Smiths Falls production facility. We are continuing to explore additional opportunities to expand the Tokyo Smoke and Tweed retail banners across the province. We are also pursuing cannabis retail licences in British Columbia through the provincial retail licensing processes.

After a restricted lottery-based retail rollout, the government of Ontario announced on December 12, 2019 changes to the cannabis licensing regulations under the Cannabis License Act, 2018. Premier Doug Ford announced several changes to the licensing rules governing private cannabis retail stores in Ontario, that will have an immediate positive impact on Ontario’s access to the regulated adult use market. The government of Ontario anticipates that, initially, approximately 20 retail store authorizations will be issued per month in Ontario, starting in April 2020. We believe the province of Ontario can support upwards of 1,000 retail stores within the province, and we anticipate the retail store authorizations to focus on the greater Toronto area and southern Ontario, which has a significantly higher population density. Additionally, on February 10, 2020 the government of Ontario initiated public consultations on providing consumers with more choice and convenience on cannabis, including consumption venues.

Global Expansion

In recent years, the actions of governments around the world have signaled a significant change in attitudes towards cannabis, and federal governments in over 40 countries have either formally legalized medical cannabis access or established government efforts to explore the legalization of medical cannabis access. Therefore, future opportunities are likely to exist for Canopy Growth in jurisdictions where governments are actively moving towards a legal framework.

Europe

Our investment in our European infrastructure is complete. We have recently commenced commercial-scale cultivation and processing at our facility in Denmark and, having obtained the necessary regulatory approvals from the Danish government in October 2019, we expect to begin shipping the cannabis harvested and processed by the Danish facility to European markets in early fiscal 2021. Through C3, we also operate two manufacturing facilities specializing in natural extraction and synthetic cannabinoid production. Our infrastructure is expected to supply the growing demand for our medical cannabis products across the continent, where permissible, and support our objective of offering a greater range of medically-validated cannabinoid products and therapies to healthcare professionals and medical customers.

In October 2019, Spectrum Therapeutics received the necessary government licences to store and distribute medical cannabis products in the United Kingdom, reducing prescription delivery times and allowing the importation of medical cannabis from our European and global networks. In October 2019, we completed the acquisition of the outstanding, unowned interest in Beckley Canopy Therapeutics (“BCT”), including the joint commercial venture Spectrum Biomedical UK Limited (“Spectrum UK”). BCT will be integrated into the broader Spectrum Therapeutics organization to increase the breadth of the clinical research being pursued in the area of cannabis-based medicines.

We continue to explore and pursue opportunities to develop the medical cannabis markets in Poland, Czech Republic, and other European countries where permissible.

Latin America and the Caribbean

The cannabis landscape in Latin America and the Caribbean continues to evolve rapidly, with final regulations for medical cannabis being published in both Peru and Brazil in December 2019. We are monitoring regulatory developments across the region, including in Mexico where we anticipate medical access rules and regulations to advance towards final governmental approval in the coming months. We continue to develop our regional production and operating infrastructure, and pursue distribution agreements, to support the future commercialization of regionally-produced products. Operations are advancing at our fully licensed cultivation site in Colombia, and we continue to collaborate with Procaps with the objective of launching products in Latin America, where legal and permissible, in 2020.

Asia/Pacific

Early in fiscal 2019, we launched our Australian operations and Spectrum Therapeutics began selling medical cannabis to doctors prescribing its products. Construction of a Victoria-based greenhouse and processing facility is currently underway, with completion expected in March 2020. This will enable domestic cultivation and production of medical cannabis for customers while serving as a planned distribution hub for other jurisdictions in Asia/Pacific. Spectrum Therapeutics will continue supporting Australian medical customers through imports until the facility is operational. The Victoria-based facility will also operate as our Asia/Pacific research and development center, supporting the ongoing research collaboration between Canopy Growth and the Victoria state government on furthering innovations in medical cannabis.

Africa

We completed our first import and sale of medical cannabis in South Africa during September 2019 and plan to launch a range of CBD products under the First & Free brand beginning in February 2020. This product launch will be underpinned by a customer education program aimed at assisting the public to make the most informed decisions around quality, standards and usage of CBD products.

We hold a licence to cultivate, process, import and export cannabis and its resin in the Kingdom of Lesotho. We have also secured a medical hemp production licence for outdoor grow space in Lesotho, with our first commercial hemp harvest expected in the first quarter of fiscal 2021. We have also commenced cultivation at our 322,000 square foot facility which includes an indoor grow room, a greenhouse, and an outdoor growing area. High THC and CBD-THC balanced varieties can both be cultivated at this facility. This facility was Africa’s first Good Agricultural Practices (GAP) certified medical cannabis growing facility.

Production, Extraction and Finished Goods Manufacturing Capacity

Canada

We have built, and now operate, a Canada-wide supply chain including a balanced portfolio of licensed indoor and greenhouse cultivation facilities and outdoor cannabis and hemp growing area. We believe that our production capability is sufficient to meet the diverse needs of our recreational and medical cannabis consumers in Canada, from cost-effective, high-yield input material for our oils, softgels, Cannabis 2.0 and CBD products to sophisticated finished product cannabis flowers.

We have also invested in large-scale cannabinoid extraction capability to process our outdoor hemp and cannabis output and other raw materials from our indoor and greenhouse cultivation facilities, in support of our innovation. This includes a licensed cannabis and hemp biomass processing and extraction facility in close proximity to our large-scale outdoor hemp and cannabis growing operations in Saskatchewan, and licensed extraction facilities in Smiths Falls and Aldergrove, British Columbia.

Our licensed infrastructure in Canada also includes advanced manufacturing for products such as vape pens and cartridges, softgel encapsulation, a 150,000 square foot beverage production facility, and a bean-to-bar chocolate manufacturing facility. In addition, we have secured additional cannabis production capacity through offtake agreements with other licensed producers.

United States

Immediately following passage of the Farm Bill, we began investing in our supply chain in the United States through a diverse group of contract hemp cultivators and growers across several states. In 2019, we secured a 308,000 square foot facility in Kirkwood, New York. The renovation of the facility in Kirkwood recently commenced, and once complete it is expected to support our large-scale cannabinoid extraction and related product manufacturing capability in the eastern part of the United States. Additionally, we own an industrial-scale facility in Batavia, Illinois that has been certified by the FDA and licensed by the state of Illinois for hemp processing. Our facilities in Kirkwood and Batavia, together with third-party contract manufacturers, are critical in processing the extract required to supply and sustain the broad portfolio of hemp-derived CBD products that we rolled-out in certain states in the United States in December 2019.

See “Risks and Uncertainties” under “Part 7 – Risks and Uncertainties” in this MD&A, the factors included under “Part 7 – Risks and Uncertainties” in the Company’s MD&A for the three months and year ended March 31, 2019 and in the AIF.

Conducting Business in the United States

Canopy Growth will only conduct business activities related to growing or processing cannabis in jurisdictions where it is federally permissible to do so. Canopy Growth is not considered a U.S. Marijuana Issuer nor does the Company have material ancillary involvement in the United States cannabis industry in accordance with the Staff Notice.

While we have several arrangements with United States-based companies that may themselves participate in the United States cannabis market, these relationships do not violate the federal laws of the United States respecting cannabis and in no manner involve Canopy Growth in any activities in the United States respecting cannabis. As discussed below, certain entities in which the Company holds securities may operate in the United States cannabis industry, however, our investment in such entities has been structured such that we hold non-participating, non-voting securities that are only exercisable or exchangeable upon cannabis becoming legal or permissible in the United States under federal law. Further, we have developed specific plans related to establishing business operations in the United States in the event cannabis becomes federally permissible which are discussed below.

Overview of the Farm Bill and Potential Future Permissibility of Cannabis in the United States

On December 20, 2018, the Agricultural Improvement Act of 2018 (the “Farm Bill”) was signed into law in the United States. The Farm Bill, among other things, defines industrial hemp, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp but excluding THC, from the United States Controlled Substances Act (the “CSA”) and allows for industrial hemp production and sale in the United States. The FDA has retained authority over the addition of CBD to products that fall within the Food, Drug and Cosmetic Act (the “FDCA”). In late November 2019, the FDA released a consumer update, the purpose of which was to warn consumers about CBD products. Specifically, the FDA stated that (a), to date, it has approved only one CBD product (a prescription drug to treat two forms of epilepsy), (b) it has seen only limited data about CBD safety and the data it has seen points to risks that need to be considered before taking CBD for any reason, (c) some CBD products are being marketed with unproven medical claims and are of unknown quality and (d) it is currently illegal to market CBD by adding it to a food or labeling it as a dietary supplement. On the same day, the FDA issued warning letters to 15 companies for illegally selling CBD products in violation of the FDCA and indicated that it cannot conclude that CBD is “generally recognized as safe” among qualified experts for its use in human or animal food.

There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. Additionally, the 2018 Farm Bill does not legalize CBD derived from “marihuana” (as such term is defined in the CSA), which is and will remain a Schedule I controlled substance under the CSA. The FDA has expressed a willingness to take a flexible regulatory approach to foster the development of hemp-derived products such as CBD; however, the FDA has indicated that those actions will have to fit under the confines of current law and further legislation will likely be required. Multiple legislative reforms related to cannabis are currently being considered by the federal government in the United States. Examples include the Strengthening the Tenth Amendment Through Entrusting States Act, the Marijuana Opportunity, Reinvestment and Expungement Act and the Secure and Fair Enforcement Banking Act. There can be no assurance that any of these pieces of legislation will become law in the United States.

Acreage Transaction

In late June 2019, Canopy Growth and Acreage implemented the previously-announced plan of arrangement (the “Acreage Plan of Arrangement”) which grants Canopy Growth the right (the “Call Option”) and the requirement to acquire all of the issued and outstanding securities of Acreage upon the occurrence (or waiver) of changes in United States federal law to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”). Upon the implementation of the Acreage Plan of Arrangement, shareholders of Acreage and certain other holders of securities convertible into shares of Acreage received an upfront payment of US$300 million. Following the occurrence (or waiver) of the Triggering Event and the satisfaction (or waiver) of the conditions to completion of the acquisition of Acreage, upon closing, shareholders of Acreage will receive 0.5818 of a Canopy Growth common share for each Acreage share held at the effective time, subject to adjustment in certain circumstances in accordance with the terms of the arrangement agreement with Acreage (the “Exchange Ratio”). The value of the consideration payable to Acreage shareholders may change up to closing of the Acreage Plan of Arrangement, as the value is based on the Exchange Ratio. Further information regarding the Acreage Plan of Arrangement is described in Canopy Growth’s Management Information Circular dated May 17, 2019, which is available under Canopy Growth’s profile on SEDAR at www.sedar.com.

Acreage is headquartered in New York City and is a leading vertically-integrated, multi-state operator in United States cannabis. Acreage owns licences to operate (or has management services agreements with licence holders to assist with operating) approximately 90 dispensaries and over 20 cultivation and processing sites in 20 U.S. states. Canopy Growth and Acreage will operate as independent companies until completion of the Acreage Plan of Arrangement, at which time the combined operations of Canopy Growth and Acreage are expected to create a leader in the United States cannabis market.

Other United States Holdings

While Canopy Growth does not engage in activities in the United States relating to cultivating and distributing cannabis so long as cannabis remains illegal under United States federal law, certain companies that we have invested in may operate in the United States cannabis industry, provided that the securities held by Canopy Growth are non-participating and non-voting securities that are only convertible, exercisable, or exchangeable for common shares upon cannabis becoming legal or permissible in the United States under federal law. For instance, TerrAscend Corp. (“TerrAscend”) and Slang Worldwide Inc. (“Slang”) have interests in cannabis-related business in the United States, we have undertaken steps to structure our security holdings in these entities to insulate Canopy Growth from engaging in any unlawful United States cannabis-related activities.

Canopy Growth holds conditionally exchangeable shares in the capital of TerrAscend. These shares are not entitled to voting rights, dividends or other rights upon dissolution of TerrAscend but are convertible into common shares of TerrAscend upon receipt of the approval of the stock exchanges upon which Canopy Growth’s securities are listed and following either changes in United States federal laws regarding the cultivation, distribution or possession of cannabis or changes in the policies of the stock exchanges upon which Canopy Growth’s securities are listed with respect to such activities. The exchangeable shares do not provide (and there are no related contractual rights that would otherwise provide) us with any right to dividends, entitlements upon dissolution of TerrAscend, cash flow or other current economic entitlements, voting rights or any form of control over the business, affairs, operation or financial condition of TerrAscend.

Additionally, Canopy Growth (through its ownership interest in Canopy Rivers Inc. (“Canopy Rivers”)), indirectly holds conditionally exercisable warrants in the capital of TerrAscend (the “TerrAscend Warrants”). The TerrAscend Warrants are only exercisable following changes in United States federal laws regarding the cultivation, distribution or possession of cannabis or approval of the various securities exchanges upon which the securities of the holder of the TerrAscend Warrants are listed.

Similarly, Canopy Growth holds conditionally exercisable warrants in the capital of Slang. Canopy Growth is not permitted to exercise the warrants without, among other things, receipt of the approval of the stock exchanges upon which Canopy Growth’s securities are listed and following the date that the growth, cultivation, production, sale, use and consumption of cannabis and cannabis-related products are permitted in the United States for any and all purposes (including medical, therapeutic and recreational) under all applicable federal laws of the United States, including the CSA.

The Company may also acquire rights, options or other securities in entities that are currently engaged in activities in the United States related to cultivating and distributing cannabis that are only exercisable, convertible, or exchangeable for common shares following the date that the federal laws in the United States in regards to cannabis are amended and/or, if applicable, the date that the stock exchange(s) upon which the common shares of Canopy Growth are listed permit the investment in an entity that is involved in the cultivation or distribution of marijuana in the United States, provided that the Company (i) does not provide funds to such entities, and (ii) is not entitled to voting rights, dividends, or other rights upon dissolution in connection with the holding of such rights, options, or other securities. The Company may also invest in or loan funds to subsidiaries of entities that are currently engaged in activities in the United States related to cultivating and distributing cannabis, provided that (i) such subsidiaries do not engage in activities in the United States related to cultivating and distributing cannabis, and (ii) the funds invested or loaned to such entity are only used for lawful purposes and not in connection with activities in the United States related to cultivating and distributing cannabis.

We monitor the activities of TerrAscend, Slang and other entities in which we are invested for compliance with United States cannabis laws and would make similar arrangements, if necessary, to ensure our ongoing compliance with United States federal laws.

Canopy Growth will only conduct business and will only invest in entities in jurisdictions outside of Canada where such operations are legally permissible and in compliance with the policies of the TSX and the NYSE. However, there is a risk that the Company’s interpretation of laws, regulations and guidelines, including, but not limited to, the Cannabis Act, the associated regulations, various United States state regulations and applicable stock exchange rules and regulations may differ from those of others, including those of government authorities, securities regulators and stock exchanges. In addition, the Company has and will endeavour to cause the entities that it invests in, to only conduct business and invest in entities in federally-legal jurisdictions by including appropriate representations, warranties and covenants in its agreements with such entities. Any violation of these terms would result in a breach of the applicable agreement between the Company and such entity and, accordingly, may have a material adverse effect on the business, operations and financial condition of the Company. In particular, the Company may be required to divest its interest in an entity or risk significant fines, penalties, administrative sanctions, convictions, settlements, or delisting from the TSX and/or NYSE and there is no assurance that any divestiture will be completed on terms favourable to the Company, or at all.

See “Risk and Uncertainties” under “Part 7 - Risks and Uncertainties” in this MD&A, the factors included under “Part 7 – Risks and Uncertainties” in the Company’s MD&A for the three months and year ended March 31, 2019 and in the AIF.

Canopy Rivers

Canopy Rivers (TSXV:RIV) identifies strategic counterparties seeking financial and/or operating support and affiliation to create an ecosystem of complementary companies operating throughout the cannabis value chain. As a result of a dual-class share structure, Canopy Growth owns approximately 27.3% of the issued and outstanding shares in the capital of Canopy Rivers and approximately 84.4% of the voting power attached to all of the outstanding shares.

To date, Canopy Rivers has established a diversified portfolio of cannabis industry investments that includes large-scale greenhouse cannabis cultivators, small-scale cannabis cultivators, international hemp processors, pharmaceutical formulators, brand developers and distributors, cannabis retail store operators, technology and media platforms, beverage companies, beauty brands, and agriculture-technology companies.

Other Matters

Appointment of Chief Executive Officer (“CEO”)

On December 9, 2019, we announced the appointment of David Klein as Canopy Growth’s CEO effective January 14, 2020. Mark Zekulin stepped down from his role as CEO of the Company and resigned as a director of Canopy Growth’s Board of Directors effective December 20, 2019.

Transition to United States Generally Accepted Accounting Principles (“US GAAP”)

As part of our United States financial reporting requirements, Canopy Growth is required by the SEC to test whether it continues to qualify as a foreign private issuer at the end of every second fiscal quarter. Canopy Growth confirmed that, as of September 30, 2019, it no longer met the criteria for qualification as a foreign private issuer because (a) more than 50% of the outstanding voting securities are held by residents of the United States, and (b) the majority of Canopy Growth’s directors are United States citizens.

Therefore, as of April 1, 2020 Canopy Growth will be considered a United States domestic issuer and a large accelerated filer. As a result of this change, as of April 1, 2020 Canopy Growth will be required to prepare its consolidated financial statements, including the Company’s March 31, 2020 audited annual consolidated financial statements, in conformity with U.S. GAAP, with such change being applied retrospectively. The extent of the impact of this change in accounting framework has not yet been quantified by the Company. Canopy Growth will also be required to provide an auditor attestation report under Section 404(b) of the Sarbanes-Oxley Act.

Subsequent Events

Effective January 14, 2020, David Klein became the CEO of Canopy Growth. Mr. Klein remains a member of Canopy Growth’s Board of Directors.

On January 22, 2020, Judy Schmeling was appointed as Chair of Canopy Growth’s Board of Directors, and Jim Sabia was appointed to the Board of Directors subject to receiving clearance from Health Canada.

PART 3 – RESULTS OF OPERATIONS

Operational and Financial Highlights – Third Quarter of Fiscal 2020

The following table presents selected operational and financial information for the three months ended December 31, 2019 and 2018:

	Three months ended
	December 31,	December 31,
	2019	2018	Change	% Change

Operational information
Kilogram and kilogram equivalents sold[1]	13,237	10,102	3,135	31%
Average selling price per gram - Recreational	$5.79	$6.96	$(1.17)	-17%
Average selling price per gram - Canadian Medical	$7.16	$8.49	$(1.33)	-16%
Average selling price per gram - International medical	$49.34	$13.28	$36.06	272%
Average selling price per gram - Total	$7.23	$7.33	$(0.10)	-1%
Kilograms harvested	29,920	7,556	22,364	296%

(CDN $000's, except share amounts and where otherwise indicated)
Selected financial information
Net revenue	$123,764	$83,048	$40,716	49%
Gross margin percentage, before fair value impacts in cost of sales[2,3]	34%	26%	$-	8%
Adjusted EBITDA[4]	$(91,661)	$(74,814)	$(16,847)	-23%
Attributed as follows:
- Operations and corporate overhead	$(44,413)	$(52,853)	$8,440	16%
- Strategic investments and business development	$(39,111)	$(8,869)	$(30,242)	-341%
- Non-operating or under-utilized facilities	$(8,137)	$(13,092)	$4,955	38%

Net (loss) income	$(124,166)	$74,860	$(199,026)	-266%
Net loss (income) attributable to Canopy Growth Corporation	$(120,969)	$67,582	$(188,551)	-279%
(Loss) earnings per share - basic[5]	$(0.35)	$0.22	$(0.57)	-259%
Loss per share - diluted[5]	$(0.35)	$(0.38)	$0.03	8%

[1] Kilogram equivalents refers to cannabis oils, where 4 ml is the equivalent of approximately 1 gram of dried cannabis, and softgels, where one bottle is the equivalent of approximately 5 grams of dried cannabis.

[2] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross margin before fair value impacts in cost of sales (non-IFRS measure)"

[3] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments.

[4] Adjusted EBITDA is a non-IFRS measure, and is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business development, and non-operating or under-utilized facilities. See "Adjusted EBITDA (Non-IFRS Measure)".

[5] For the three months ended December 31, 2019, the weighted average number of outstanding common shares, basic and diluted, totaled 348,530,622. For the three months ended December 31, 2018, the weighted average number of common shares, basic and diluted, totaled 303,281,549 and 315,974,639, respectively.

The total quantity of cannabis sold during the third quarter of fiscal 2020 was 13,237 kilogram and kilogram equivalents, an increase from 10,102 kilograms and kilogram equivalents in the third quarter of fiscal 2019 due primarily to the Canadian recreational cannabis market being open for a full three months in the current quarter, as compared to approximately two and a half months in the third quarter of fiscal 2019, and the cannabis retail store build-out across Canada since legalization of recreational cannabis. Additionally, the acquisition of C3 in April 2019 resulted in a year-over-year increase in the quantity of cannabis sold.

Recreational cannabis accounted for 10,980 kilogram and kilogram equivalents sold in the third quarter of fiscal 2020 (83% of total cannabis sold), of which 78% was sold directly to the Canadian provinces through the business-to-business channel, and the remainder through our direct retail and on-line consumer channels. This compares to 84% sold through the business-to-business channel in the third quarter of fiscal 2019. Medical cannabis accounted for 2,257 kilogram and kilogram equivalents sold in the third quarter of fiscal 2020 (17% of total cannabis sold), representing an increase of 24% from the 1,815 kilogram and kilogram equivalents sold in the third quarter of fiscal 2019, due primarily to the acquisition of C3 in April 2019, growth in our German medical cannabis business, and a change in the current quarter in the equivalency factor for our oil products, as described below.

The average selling price per gram, net of excise tax, was $7.23 in the third quarter of fiscal 2020, a decrease from $7.33 in the third quarter of fiscal 2019. The average selling price per gram for our recreational products decreased year-over-year due largely to a shift in the product mix towards higher demand for our lower-margin dried flower products that we introduced to the market in fiscal 2020. In the current quarter we changed the equivalency factor for our Canadian medical oil products, from 1 gram being equivalent to 8 milliliters of oil, to 1 gram being equivalent to 4 milliliters of oil. Assuming the application of this change to the three months ended December 31, 2018, the impact would be an increase of 403 kilogram equivalents of oil sold, and a decrease in the average selling price per gram, net of excise tax for our Canadian medical products to $6.79. The year-over-year increase in the average selling price per gram from $6.79 to $7.16 is primarily attributable to the Canadian federal government exempting medical CBD product sales from excise taxes beginning in May 2019. The increase in the average selling price per gram for our international medical business is attributable to our acquisition of C3 in April 2019.

We harvested 29,920 kilograms of cannabis in the third quarter of fiscal 2020, as compared to 7,556 kilograms in the third quarter of fiscal 2019, reflecting the year-over-year growth of our production capacity.

Discussion of the Third Quarter of Fiscal 2020 Results of Operations

Revenue

The following tables presents revenue for the three months ended December 31, 2019 and 2018:

Revenue by Channel	Three months ended
	December 31,	December 31,
(CDN $000's)	2019	2018	$ Change	% Change
Recreational revenue
Business-to-business[1]	$53,454	$60,141	$(6,687)	-11%
Business-to-consumer	15,242	11,477	3,765	33%
	68,696	71,618	(2,922)	-4%
Medical revenue
Canadian	14,765	15,931	(1,166)	-7%
International	18,701	2,702	15,999	592%
	33,466	18,633	14,833	80%

Other revenue	33,384	7,452	25,932	348%
Gross revenue	135,546	97,703	37,843	39%
Excise taxes[2]	11,782	14,655	(2,873)	-20%
Net revenue	$123,764	$83,048	$40,716	49%
[1] Includes other revenue adjustments of $5,343, which represent the Company's determination of returns and pricing adjustments.
[2] Excise taxes is presented net of the impact from other revenue adjustments.

Revenue by Form	Three months ended
			Kilograms			Kilograms
			and			and
		As a % of	kilogram		As a % of	kilogram
	December 31,	gross	equivalents	December 31,	gross	equivalents
	2019	revenue	sold	2018	revenue	sold
	(CDN $000's)			(CDN $000's)
Recreational revenue by form
Dry bud	$69,283	51%	10,269	$50,244	51%	6,394
Oil (Includes oils and softgels)	4,756	4%	711	21,374	22%	1,893
Other revenue adjustments[1]	(5,343)	-4%	-	-	-	-
	68,696	51%	10,980	71,618	73%	8,287
Medical revenue by form
Dry bud	9,243	7%	946	10,859	11%	1,196
Oil (Includes oils and softgels)[2]	24,223	18%	1,311	7,774	8%	619
	33,466	25%	2,257	18,633	19%	1,815

Other revenue	33,384	24%	-	7,452	8%	-
Gross revenue	135,546	100%	13,237	97,703	100%	10,102
Excise taxes[2]	11,782			14,655
Net revenue	$123,764			$83,048
[1] Other revenue adjustments represent the Company's determination of returns and pricing adjustments.
[2] Excise taxes is presented net of the impact from other revenue adjustments.

Net revenue in the third quarter of fiscal 2020 was $123,764, as compared to $83,048 in the third quarter of fiscal 2019. The year-over-year increase of $40,716 is primarily attributable to an increase in medical revenue, largely resulting from the acquisition of C3 in April 2019, and an increase in other revenue attributable to our acquisitions of Storz & Bickel in December 2018, This Works in May 2019 and BioSteel in October 2019.

Recreational

Canadian recreational cannabis revenue in the third quarter of fiscal 2020 was $68,696, as compared to $71,618 in the third quarter of fiscal 2019. Revenue from the business-to-business channel was $53,454, a year-over-year decrease of $6,687. This decrease is primarily a result of the opening of the Canadian recreational cannabis market on October 17, 2018, as our provincial and territorial agency partners ordered significant quantities of cannabis products in the third quarter of fiscal 2019 in order to have a sufficient and diverse supply of products to meet the expected recreational cannabis consumer demand. Revenue from the business-to-consumer channel was $15,242, with the year-over-year growth of $3,765 primarily attributable to the continued build-out of our retail store platform in Canada. There were 22 corporate-owned Tweed and Tokyo Smoke stores open at December 31, 2019, an increase from the 14 corporate-owned stores that were open one year earlier.

In the third quarter of fiscal 2020, we generated revenue of $69,283 from the sale of our dry bud format products, of which $12,136 related to sales of 1.9 million higher-margin pre-rolled cannabis products.

Medical

Medical cannabis revenue for the third quarter of fiscal 2020 was $33,466, as compared to $18,633 in the third quarter of fiscal 2019.

Canadian medical revenue in the third quarter of fiscal 2020 was $14,765, a decrease of $1,166 from the third quarter of fiscal 2019 due primarily to the continuing impact of the opening of the Canadian recreational cannabis market and the transition of our medical customers to the Spectrum Therapeutics online store, which offered a more medical-focused range of cannabis products. We continue to broaden our brand and medical cannabis product offerings available on the Spectrum Therapeutics online store in response to patient demand, and in the third quarter of fiscal 2020 sales of our higher-margin oils and softgels represented approximately 66% of our Canadian medical sales, an increase from 59% in the second quarter of fiscal 2020.

International medical revenue in the third quarter of fiscal 2020 was $18,701, with the increase of $15,999 from the third quarter of fiscal 2019 attributable to the acquisition of C3, which generated revenue of $14,775 in the current quarter, and year-over-year growth of $1,224 in our German medical revenues which resulted from the resolution of the supply constraints we had previously experienced and which were associated with the opening of the recreational cannabis market in Canada.

Other

Other revenue for the third quarter of fiscal 2020 was $33,384, as compared to $7,452 in the third quarter of fiscal 2019. The year-over-year increase is primarily attributable to Storz & Bickel which, in addition to contributing a full quarter to our results in the third quarter of fiscal 2020, had a strong performance in the current quarter’s holiday season with revenue of $15,889. Also contributing to the year-over-year increase were the acquisitions of This Works in May 2019 and BioSteel in October 2019. The remainder of other revenue for the third quarter of fiscal 2020 is comprised of revenue from other strategic sources including extraction services and clinic partners.

Net revenue is determined by deducting excise taxes which are included in gross revenue and subsequently remitted to the tax authorities.

Cost of sales and gross margin

The following table presents cost of sales and gross margin for the three months ended December 31, 2019 and 2018:

Cost of Sales
	Three months ended
	December 31,	December 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Cost of sales
Inventory production costs expensed to cost of sales	$81,953	$61,329	$20,624	34%
Fair value changes in biological assets included in inventory sold and other charges	60,546	28,105	32,441	115%
Unrealized gain on changes in fair value of biological assets	(78,964)	(22,267)	(56,697)	-255%
Total cost of sales	$63,535	$67,167	$-3,632	-5%

Gross margin before fair value impacts in cost of sales[2]	$41,811	$21,719	$20,092	93%
Gross margin before fair value impacts in cost of sales - %[2]	34%	26%	-	8%

Gross margin - IFRS	$60,229	$15,881	$44,348	279%
Gross margin - %	49%	19%	-	30%
[1] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments.

[2] Gross margin before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales. Gross margin percentage before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross margin before fair value impacts in cost of sales (non-IFRS measure)"

Cost of sales

Cost of sales is comprised of:

-

Inventory production costs expensed to cost of sales, which includes the cost of inventories expensed in the year and the direct and indirect costs of shipping and fulfillment including labour related costs, materials, shipping costs, customs and duties, utilities, facilities costs, and shipping and fulfillment related depreciation;

-	Fair value changes in biological assets included in inventory sold and other charges, which includes net realizable value adjustments and net write-offs of biological assets; and
-	Unrealized gain on changes in fair value of biological assets.

Inventory production costs expensed to cost of sales for the third quarter of fiscal 2020 were $81,953, as compared to $61,329 in the third quarter of fiscal 2019. These costs were primarily comprised of the costs of the inventory sold in the period, distribution charges, and the operating costs relating to facilities that were not yet cultivating or processing cannabis, not yet producing cannabis-related products, or having under-utilized capacity.

Gross margin before fair value impacts in cost of sales (non-IFRS measure)

The Company’s “Gross margin before fair value impacts in cost of sales” and “Gross margin percentage before fair value impacts in cost of sales” are non-IFRS measures used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines Gross margin before fair value impacts in cost of sales as net revenue less inventory production costs expensed to cost of sales. Management defines gross margin percentage before fair value impacts in cost of sales as net revenue less inventory production costs expensed to cost of sales, divided by net revenue. Management believes Gross margin before fair value impacts in cost of sales, and Gross margin percentage before fair value impacts in cost of sales, to be useful financial measures to assess its operating performance on an adjusted basis as described above.

Gross margin before fair value impacts in cost of sales in the third quarter of fiscal 2020 was $41,811, or 34% of net revenue. Comparatively, in the third quarter of fiscal 2019 gross margin before fair value impacts in cost of sales was $21,719 or 26% of net revenue. The year-over-year increase in the gross margin percentage was primarily attributable to a year-over-year decrease in the impact of operating costs relating to facilities not yet cultivating or processing cannabis, not yet producing cannabis-related products or having under-utilized capacity. In the third quarter of fiscal 2020, these operating costs amounted to $8,137 and primarily related to start-up costs associated with our advanced manufacturing and beverage facilities in Smiths Falls, our greenhouse in Denmark, and under-utilized capacity associated with our KeyLeaf extraction facility in Saskatchewan. Comparatively, these operating costs amounted to $13,092 in the third quarter of fiscal 2019 and related to the under-utilization of several of our larger greenhouse facilities, including those in Delta and Aldergrove, British Columbia, and Mirabel, Quebec. These operating costs impacted our gross margin percentage to a greater degree in the third quarter of fiscal 2019.

Gross margin - IFRS

The IFRS reported gross margin for the third quarter of fiscal 2020 was $60,229 or 49% of net revenue, as compared to a gross margin of $15,881 or 19% of net revenue in the third quarter of fiscal 2019. In the third quarter of fiscal 2020, the IFRS reported gross margin was primarily driven by the increased utilization of our cultivation facilities across Canada, and partially offset by a reduction in the estimated average selling price of dried cannabis. Comparatively, our IFRS reported gross margin in the third quarter of fiscal 2019 was impacted by the limited utilization of our facilities in Delta, Aldergrove and Mirabel, which therefore did not contribute as significantly to our harvest as they did in the current quarter. On average, at December 31, 2019 the average stage of growth for our biological assets was 47%, compared to a 39% average stage of growth at September 30, 2019 and a 48% average stage of growth at June 30, 2019.

Operating expenses

The following table presents operating expenses for the three months ended December 31, 2019 and 2018:

Operating Expenses
	Three months ended

	December 31,	December 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Operating expenses
Sales and marketing	$62,104	$48,324	$13,780	29%
Research and development	20,795	5,264	15,531	295%
General and administration	67,385	46,088	21,297	46%
Acquisition-related costs	3,256	4,520	(1,264)	-28%
Share-based compensation expense	56,763	40,062	16,701	42%
Share-based compensation expense related to acquisition milestones	4,916	23,849	(18,933)	-79%
Depreciation and amortization	16,530	5,015	11,515	230%
Total operating expenses	$231,749	$173,122	$58,627	34%
[1] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments.

Sales and marketing

Sales and marketing expense in the third quarter of fiscal 2020 was $62,104, as compared to $48,324 in the third quarter of fiscal 2019. The increase of $13,780 is attributable to the following areas:

-

The growth in our business through the recent acquisitions of C3, This Works, and BioSteel, which has resulted in a year-over-year increase in sales and marketing expense. Specifically, This Works and BioSteel incurred marketing and promotional costs associated with driving awareness and demand during the holiday season;

-

Driving brand awareness and educating consumers through advertising and media campaigns, including the placement of advertising at venues and events and in key media channels in support of our brands. In the third quarter of fiscal 2020, these initiatives focused on product marketing and brand awareness campaigns in preparation for the launch of our Cannabis 2.0 products in Canada, including brand launches for our new Quatreau, Deep Space, and Bean & Bud brands, and the launch of our First & Free CBD products in the United States in December 2019; and

-

Increased staffing costs as we continue to enhance our marketing and sales capabilities servicing our Canadian market, particularly in the areas of creative design and advertising, brand insights and launch support, and brand management, and the United States market, where we launched CBD products in certain states in December 2019.

Included in sales and marketing expense for the third quarter of fiscal 2020 are strategic investments of $3,776 related to sales and marketing staff, product marketing campaigns, and brand awareness and consumer education initiatives related to our continued commercial expansion into new markets, most notably the launch of CBD products under the First & Free brand in certain states in the United States in December 2019 (for the third quarter of fiscal 2019 - $1,117).

Research and development

Research and development expense in the third quarter of fiscal 2020 was $20,795, as compared to $5,264 in the third quarter of fiscal 2019. The increase of $15,531 is attributable to:

-	Increased compensation costs associated with an increase in the number of employees conducting research into several intellectual property opportunities;
-	Costs associated with conducting external laboratory testing and clinical trials for CBD-based human and animal health products and other cannabinoid-based therapies;
-	New cannabis-based product form factors, including beverage products and edibles, that have been or will be launched as part of our Cannabis 2.0 product offerings in Canada;
-	Device and delivery technology, including vaporizers and vapes;
-	Plant science, including growth patterns under different environmental scenarios and the genetics of various strains; and
-	Cannabinoid extraction technology.

General and administration

General and administration expense in the third quarter of fiscal 2020 was $67,385, as compared to $46,088 in the third quarter of fiscal 2019. The increase of $21,297 is attributable to:

-	Costs associated with enhancing our finance and information technology capabilities, including both increased compensation costs for our employees and increased professional service costs;
-

Increased costs associated with public company compliance and regulatory requirements, including costs related to our transition to U.S. GAAP for our March 31, 2020 consolidated financial statements and other requirements associated with the loss of our foreign private issuer status;

-	Pre-revenue business development and administrative costs related to expanding our operations into the United States, and internationally;
-	The growth in our business through the recent acquisitions of C3, This Works, and BioSteel, which has resulted in a year-over-year increase in general and administration expense; and
-	Compliance costs related to meeting Health Canada requirements.

Included in general and administration expense for the third quarter of fiscal 2020 are strategic investments and business development costs of $14,540 attributable to administrative staffing and facilities, insurance, information technology, regulatory, and other administrative and start-up costs incurred as we continue to expand globally (for the third quarter of fiscal 2019 - $2,488).

Acquisition-related costs

Acquisition-related costs were $3,256 in the third quarter of fiscal 2020, as compared to $4,520 in the third quarter of fiscal 2019. The decrease of $1,264 is attributable to less mergers and acquisitions activity as compared to the prior year. In the third quarter of fiscal 2019, acquisition costs were incurred in relation to the acquisitions of ebbu Inc., POS Holdings Inc. (now referred to as KeyLeaf) and Storz & Bickel. Comparatively, in the third quarter of fiscal 2020 we completed the acquisitions of BioSteel and the unowned interest in BCT, which included Spectrum UK, and the transaction to launch More Life Growth Company. These transactions were largely evaluated in the previous quarter. Additionally, we incurred acquisition costs in the current quarter to evaluate other potential opportunities.

Share-based compensation expense

Share-based compensation expense was $56,763 in the third quarter of fiscal 2020, as compared to $40,062 in the third quarter of fiscal 2019. The increase of $16,701, or 42%, is primarily attributable to the continued increase in the number of stock options granted to employees, which is primarily related to the increase in the number of employees of Canopy Growth from approximately 2,700 at December 31, 2018 to approximately 4,890 at December 31, 2019. The number of outstanding stock options increased from 31.6 million at December 31, 2018 to 33.6 million at December 31, 2019, an increase of approximately 6%. However, included in the outstanding stock options at December 31, 2018 were option grants totaling 10.5 million, the majority of which were granted in late December 2018 and which therefore did not result in significant share-based compensation expense in the third quarter of fiscal 2019. Excluding the December 2018 stock option grants results in outstanding stock options of 22.2 million at September 30, 2018, which increased approximately 51% to December 31, 2019. Share-based compensation expense in the current quarter was also impacted by 3.9 million forfeited or cancelled stock options.

Share-based compensation expense related to acquisition milestones was $4,916 in the third quarter of fiscal 2020, as compared to $23,849 in the third quarter of fiscal 2019. Consideration for certain acquisitions in previous fiscal years, including those of Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”) and Canindica Capital Ltd. (“Canindica”), included the issuance of share-based compensation upon the achievement of specified cultivation and sales milestones. The year-over-year decrease of $18,933 is primarily attributable to the achievement, in earlier quarters, of the major milestones associated with these acquisitions, which had resulted in the recognition of share-based compensation expense at that time. The remaining share-based compensation expense which is being recognized currently relates largely to the final specific milestones for these acquisitions.

Depreciation and amortization expense

Depreciation and amortization expense was $16,530 in the third quarter of fiscal 2020, as compared to $5,015 in the third quarter of fiscal 2019. The increase of $11,515 is attributable to property, plant and equipment being put into operation during the first nine months of fiscal 2020 as we continue to build our infrastructure across Canada and internationally, and the adoption of IFRS 16, Leases, in the first quarter of fiscal 2020 which resulted in depreciation expense being recorded on right-of-use assets. Refer to “Adoption of IFRS 16, Leases (“IFRS 16”) and resulting changes to lease accounting policy” below.

Adjusted EBITDA (Non-IFRS Measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the income (loss) from operations, as reported, before interest and tax, adjusted for removing share-based compensation expense, depreciation and amortization, and the fair value effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs.

The Company has provided further disclosure around Adjusted EBITDA by attributing Adjusted EBITDA to its (1) operations and corporate overhead, (2) strategic investments and business development, and (3) non-operating or under-utilized facilities. As discussed under “Part 2 – Strategy” above, we have made, and will continue to make, significant strategic investments and incur significant business development costs to expand our business into attractive new geographies in the United States, Latin America and the Caribbean, Asia / Pacific, and Africa. These investments include developing our administrative infrastructure, along with early sales and marketing initiatives focused on patient and healthcare professional education, and brand and product awareness initiatives associated with the launch of CBD products, where permissible. As part of our business development, we have also invested in research and development, particularly in relation to new product innovation, conducting clinical trials supporting new cannabis-based medicines, and optimizing our operations. The expenses associated with the aforementioned strategic investments have been included in General and administration, Sales and marketing, and Research and development in our condensed interim consolidated statements of operations. These investments are not consistent with the financial results from our businesses in Canada and Europe, for which our infrastructure build-out is substantially complete and revenue-generating operations have commenced. In addition, we have incurred significant costs related to facilities which are not yet cultivating or processing cannabis, not yet producing cannabis-related products, or had under-utilized capacity. These costs have been included in Inventory production costs expensed to cost of sales in our condensed interim consolidated statements of operations.

Accordingly, management believes that Adjusted EBITDA, and the attribution of Adjusted EBITDA in the manner described above, provides meaningful and useful financial information as these measures demonstrate the performance of our operating businesses, and the level of investment that we continue to incur in research and development and the expansion of our global business.

The following table presents Adjusted EBITDA for the three months ended December 31, 2019 and 2018:

	Three months ended
(In CDN$000's)	December 31, 2019	December 31, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(171,520)	$(157,241)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	60,546	28,105
Unrealized gain on changes in fair value of biological assets	(78,964)	(22,267)
	(18,418)	5,838
Share-based compensation expense (per statements of cash flows)	61,679	64,179
Acquisition-related costs	3,256	4,520
Depreciation and amortization (per statements of cash flows)	33,342	7,890
	98,277	76,589
Adjusted EBITDA	$(91,661)	$(74,814)

[1] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

The Adjusted EBITDA loss for the third quarter of fiscal 2020 was $91,661, as compared to an Adjusted EBITDA loss of $74,814 for the third quarter of fiscal 2019. Of the Adjusted EBITDA loss for the current quarter, $44,413 is attributed to our operations and corporate overhead, and is reflective of:

-	Sales and marketing costs related to brand awareness and product marketing in preparation for the launch of our Cannabis 2.0 products, which we began rolling-out in December 2019;
-	Brand awareness and consumer education initiatives for our recreational cannabis brands, and costs related to the build-out of our Tweed and Tokyo Smoke retail store network;
-	General and administrative costs associated with enhancing our finance and information technology capabilities; and
-	Costs associated with public company and Health Canada compliance and regulatory requirements.

The Adjusted EBITDA loss attributed to strategic investments and business development of $39,111 has increased from a loss of $8,869 for the third quarter of fiscal 2019, and is primarily attributable to:

-	General and administrative costs associated with the build-out of our administrative infrastructure in support of our global expansion strategy;
-	Strategic marketing initiatives including product marketing, branding and educational campaigns related to the launch of our First & Free CBD products in the United States in December 2019; and
-

Research and development initiatives related to new product innovation for the recreational markets, conducting clinical trials to support new cannabis-based human and animal medicines, and innovation focused on optimizing our growing, extraction and manufacturing capability.

The Adjusted EBITDA loss attributed to non-operating or under-utilized facilities of $8,137 relates to inventory production costs expensed to cost of sales and is discussed further above under “Cost of sales and gross margin”.

As further described below under “Changes to lease accounting policy”, we adopted IFRS 16, Leases (“IFRS 16”) using the modified retrospective approach on April 1, 2019 and, accordingly, comparative figures were not restated. Our accounting policy for leases under IFRS 16 results in depreciation expense on right-of-use assets and interest expense on lease liabilities, as compared to the recognition of operating expense related to lease payments under our previous accounting policy for leases. Therefore, the change in the classification of depreciation and interest expenses under IFRS 16 impacted our Adjusted EBITDA for the three months ended December 31, 2019 and affected the comparability to Adjusted EBITDA for the three months ended December 31, 2018:

-

Depreciation and amortization expense on right-of-use assets of $3,537 has been classified as depreciation and amortization for the three months ended December 31, 2019, and included in the Adjusted EBITDA reconciliation above;

-	Interest expense on lease liabilities of $1,371 has been classified in Other income (expense), net for the three months ended December 31, 2019.

Total other income (expense), net

Total other income, net was $24,903 in the third quarter of fiscal 2020, as compared to $233,142 in the third quarter of fiscal 2019. The year-over-year decrease in the income amount of $208,239 is primarily attributable to the following year-over-year variances:

-

Decrease in income of $179,070 in the non-cash fair value changes related to our senior convertible notes. The year-over-year change is primarily due to the relative movements in Canopy Growth’s stock price. The Company’s stock price declined approximately 5% from October 1, 2019 to December 31, 2019, as compared to a decline of approximately 39% between October 1, 2018 and December 31, 2018. The steeper decline in the third quarter of fiscal 2019 resulted in the significantly higher income amount being recognized.

-

Change of $74,781 related to the non-cash fair value changes on our other financial assets, from an income amount of $36,457 in the third quarter of fiscal 2019 to an expense amount of $38,324 in the current quarter. The expense amount in the current quarter was primarily driven by a fair value decrease of $30,000 in the Acreage Call Option attributable to an overall decline in both Canopy Growth’s and Acreage’s share prices, as well as share prices of other United States multi-state operators. Comparatively, the income amount in the prior year was primarily attributable to fair value changes in our holdings in TerrAscend and Slang, each of which have interests in cannabis-related businesses in the United States.

-	Accretion expense of $13,243 on the share repurchase credit liability associated with the amendment to the Investor Rights Agreement with Constellation Brands and the warrants held by Constellation.

-

As described in Note 24 of the Interim Financial Statements, we recognized the following gains during the third quarter of fiscal 2020: (a) $39,485 related to our acquisition of the unowned interest in BCT, increasing our total ownership to 100% of BCT’s issued and outstanding shares; and (b) $22,290 related to our disposal of a previously-consolidated subsidiary in conjunction with the transaction completed to launch More Life Growth Company.

Income tax (expense) recovery

Income tax recovery was $22,451 in the third quarter of fiscal 2020, consisting of a deferred income tax recovery of $28,920 (compared to an expense of $1,041 in the third quarter of fiscal 2019) and current income tax expense of $6,469 ($nil in the third quarter of fiscal 2019).

The increase of $29,961 in the deferred income tax recovery balance is primarily a result: of (i) recording a reduction in deferred tax liabilities that arose in connection with the required revaluation of the accounting carrying value, but not the tax basis, of other financial assets and biological assets; and (ii) the recognition of losses carried forward, net of the use of losses carried forward from prior years for which a deferred tax asset had been recorded. In connection with certain deferred tax assets, mainly in respect to losses for tax purposes, where the accounting criteria for recognition as an asset has yet to be satisfied and it is not probable that they will be used, the deferred tax asset has not been recognized.

The increase of $6,469 in the current income tax expense balance arose primarily in connection with acquired legal entities that generated taxable income, where income could not be offset against the group’s tax attributes, and legal entities which have fully utilized their loss carry forward balances and have current period taxable income.

Net (loss) income

Net loss was $124,166 in the third quarter of fiscal 2020, as compared to net income of $74,860 in the third quarter of fiscal 2019. The change from net income to net loss is reflective of the variances described above.

Segmented Analysis

The Company operates in two segments: 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis; and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful.

In the third quarters of both fiscal 2020 and fiscal 2019, all of the Company’s revenue was earned by the Cannabis operations segment. Canopy Rivers contributed a net loss of $5,102 in the third quarter of 2020, of which $1,394 was attributable to Canopy Growth. In the third quarter of fiscal 2019, Canopy Rivers contributed net income of $13,467, of which $3,114 was attributable to Canopy Growth. The change from net income in the third quarter of fiscal 2019 to a net loss in the third quarter of fiscal 2020 reflects the year-over-year decrease in the fair value changes on Canopy Rivers’ strategic equity investments, along with an increase in share-based compensation expense due to the stock options which have been granted in fiscal 2019. Refer to Note 18 of the Interim Financial Statements for further information on the non-controlling interests in Canopy Rivers and Note 16 for further information on share-based compensation expense.

Summary of quarterly financial information

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

SELECTED QUARTERLY INFORMATION
(CDN $000's, except share amounts)	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Net revenue - Recreational	$58,239	$21,954	$49,519	$58,087
Net revenue - Medical & Other	$65,525	$54,659	$40,963	$35,963
Net income (loss) attributable to Canopy Growth Corporation	$(120,969)	$(374,184)	$(1,283,055)	$(335,607)
Net income (loss) per share - basic	$(0.35)	$(1.08)	$(3.70)	$(0.98)
Weighted average shares - basic	348,530,622	347,226,921	346,779,156	343,877,591
Net income (loss) per share - diluted	$(0.35)	$(1.08)	$(3.70)	$(0.98)
Weighted average shares - diluted	348,530,622	347,226,921	346,779,156	343,877,591

	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Net revenue - Recreational	$57,686	$-	$-	$-
Net revenue - Medical and other	$25,362	$23,327	$25,916	$22,806
Net income (loss) attributable to Canopy Growth Corporation	$67,582	$(337,136)	$(80,277)	$(61,544)
Net income (loss) per share - basic	$0.22	$(1.52)	$(0.40)	$(0.31)
Weighted average shares - basic	303,281,549	221,725,511	200,160,740	196,571,715
Net income (loss) per share - diluted	$(0.38)	$(1.52)	$(0.40)	$(0.31)
Weighted average shares - diluted	315,974,639	221,725,511	200,160,740	196,571,715

Additional IFRS Measure

The Company uses “Loss from operations” as an additional IFRS financial measure within the Interim Financial Statements and this MD&A, but it is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period. Loss from operations is calculated as net revenue less cost of sales (which includes inventory production costs expensed to cost of sales, fair value changes in biological assets included in inventory sold and other inventory charges, and unrealized gain on changes in fair value of biological assets), and less total operating expenses, all of which are derived from the consolidated statements of operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net loss or other measures of financial performance in accordance with IFRS.

Operational and Financial Highlights – Nine Months Ended December 31, 2019

The following table presents selected operational and financial information for the nine months ended December 31, 2019 and 2018:

	Nine months ended
	December 31,	December 31,
	2019	2018	Change	% Change

Operational information
Kilogram and kilogram equivalents sold[1]	34,699	14,994	19,705	131%
Average selling price per gram - Recreational	$5.93	$6.96	$(1.03)	-15%
Average selling price per gram - Canadian Medical	$7.97	$8.84	$(0.87)	-10%
Average selling price per gram - International medical	$49.05	$13.49	$35.56	264%
Average selling price per gram - Total	$7.41	$7.99	$(0.58)	-7%
Kilograms harvested	111,450	32,458	78,992	243%

(CDN $000's, except share amounts and where otherwise indicated)
Selected financial information
Revenue	$290,859	$132,291	$158,568	120%
Gross margin percentage, before fair value impacts in cost of sales[2,3]	17%	32%	$-	-15%
Adjusted EBITDA[4]	$(339,466)	$(159,222)	$(180,244)	-113%
Attributed as follows:
- Operations and corporate overhead	$(211,246)	$(115,052)	$(96,194)	-84%
- Strategic investments and business development	$(93,311)	$(15,076)	$(78,235)	-519%
- Non-operating or under-utilized facilities	$(34,909)	$(29,094)	$(5,815)	-20%

Net loss	$(1,779,954)	$(346,732)	$(1,433,222)	-413%
Net loss attributable to Canopy Growth Corporation	$(1,778,208)	$(349,831)	$(1,428,377)	-408%
Loss per share - basic and diluted[5]	$(5.13)	$(1.45)	$(3.68)	-254%

[1] Kilogram equivalents refers to cannabis oils where, for the three months ended December 31, 2019, 4 ml is the equivalent of approximately 1 gram of dried cannabis (six months ended September 30, 2019 and nine months ended December 31, 2019 - 8 ml was the equivalent of approximately 1 gram of dried cannabis), and softgels, where one bottle is the equivalent of approximately 5 grams of dried cannabis.

[2] Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross margin before fair value impacts in cost of sales (non-IFRS measure)"

[3] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments.

[4] Adjusted EBITDA is a non-IFRS measure, and is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business development, and non-operating or under-utilized facilities. See "Adjusted EBITDA (Non-IFRS Measure)".

[5] For the nine months ended December 31, 2019, the weighted average number of outstanding common shares, basic and diluted, totaled 346,877,660. For the nine months ended December 31, 2018, the weighted average number of common shares outstanding, basic and diluted, totaled 241,806,351 and 242,044,821, respectively.

The total quantity of cannabis sold during the nine months ended December 31, 2019 was 34,699 kilogram and kilogram equivalents, up from 14,994 kilograms and kilogram equivalents in the nine months ended December 31, 2018 due primarily to the launch of the recreational cannabis market in October 2018.

Recreational cannabis accounted for 28,958 kilogram and kilogram equivalents sold in the nine months ended December 31, 2019 (83% of total cannabis sold), of which 76% was sold directly to the Canadian provinces and the remainder through our direct retail and on-line consumer channels. Medical cannabis accounted for 5,741 kilogram and kilogram equivalents in the nine months ended December 31, 2019 (17% of total cannabis sold), representing a decrease of 14% from the 6,707 kilograms and kilogram equivalents sold in the nine months ended December 31, 2018 due primarily to the transition of our medical customers to the Spectrum Therapeutics online store prior to the opening of the recreational market, as discussed above. This was partially offset by the contribution from the acquisition of C3 in April 2019.

The average selling price per gram, net of excise tax, was $7.41 in the nine months ended December 31, 2019, a decrease from $7.99 in the nine months ended December 31, 2018. The average selling price per gram metric reflects the shipments made during the nine months ended December 31, 2019, which we believe provides the most meaningful and relevant metric regarding the pricing we achieved on our sales during the period. The average selling price per gram for our recreational products decreased year-over-year due largely to a general decline in selling prices for dried cannabis products since the opening of the Canadian recreational market in October 2018 and shifts in the product mix during fiscal 2020. In the third quarter of fiscal 2020 we changed the equivalency factor for our Canadian medical oil products, as described above. Assuming the application of this change to the first two quarter of fiscal 2020 and the nine months ended December 31, 2018, the impact would be (1) for the nine months ended December 31, 2018, an increase of 1,088 kilogram equivalents of oil sold, and a decrease in the average selling price per gram, net of excise tax for our Canadian medical business to $7.50, and (2) for the nine months ended December 31, 2019, an increase of 606 kilogram equivalents of oil sold, and a decrease in the average selling price per gram, net of excise tax for our Canadian medical business to $7.08. The year-over-year decrease in the average selling price per gram from $7.50 to $7.08 is primarily attributable to our absorption of excise taxes for our medical customers upon the opening of the Canadian recreational market in October 2018. The increase in the average selling price per gram for our international medical business is attributable to our acquisition of C3 in April 2019.

We harvested 111,450 kilograms of cannabis in the nine months ended December 31, 2019, as compared to 32,458 kilograms in the nine months ended December 31, 2018, reflecting the year-over-year growth of our production capacity.

Discussion of the Results of Operations for the Nine Months Ended December 31, 2019

Revenue

The following tables presents revenue for the nine months ended December 31, 2019 and 2018:

Revenue by Channel	Nine months ended
	December 31,	December 31,
(CDN $000's)	2019	2018	$ Change	% Change
Recreational revenue
Business-to-business[1]	$166,626	$60,141	$106,485	177%
Business-to-consumer	38,980	11,477	27,503	240%
Other revenue adjustments[2]	(46,070)	-	(46,070)	-
	159,536	71,618	87,918	123%
Medical revenue
Canadian	41,965	57,198	(15,233)	-27%
International	47,287	8,294	38,993	470%
	89,252	65,492	23,760	36%

Other revenue	75,770	9,836	65,934	670%
Gross revenue	324,558	146,946	177,612	121%
Excise taxes[3]	33,699	14,655	19,044	130%
Net revenue	$290,859	$132,291	$158,568	120%
[1] Excludes the impact of other revenue adjustments.
[2] Other revenue adjustments represent the Company's determination of returns and pricing adjustments, and which primarily relate to oils and softgels.
[3] Excise taxes is presented net of the impact from other revenue adjustments.

Revenue by Form	Nine months ended
			Kilograms			Kilograms
			and			and
		As a % of	kilogram		As a % of	kilogram
	December 31,	gross	equivalents	December 31,	gross	equivalents
	2019	revenue	sold	2018	revenue	sold
	(CDN $000's)			(CDN $000's)
Recreational revenue by form
Dry bud	$189,177	58%	26,503	$50,244	34%	6,394
Oil (Includes oils and softgels)	16,429	5%	2,455	21,374	14%	1,893
Other revenue adjustments[1]	(46,070)	-14%	-	-	-	-
	159,536	49%	28,958	71,618	48%	8,287
Medical revenue by form
Dry bud	26,029	8%	2,751	44,040	30%	5,137
Oil (Includes oils and softgels)	63,223	20%	2,990	21,452	15%	1,570
	89,252	28%	5,741	65,492	45%	6,707

Other revenue	75,770	23%	-	9,836	7%	-
Gross revenue	324,558	100%	34,699	146,946	100%	14,994
Excise taxes[2]	33,699			14,655
Net revenue	$290,859			$132,291
[1] Other revenue adjustments represent the Company's determination of returns and pricing adjustments, and which primarily relate to oils and softgels.
[2] Excise taxes is presented net of the impact from other revenue adjustments.

Net revenue in the nine months ended December 31, 2019 was $290,859, as compared to $132,291 in the nine months ended December 31, 2018. The year-over-year increase of $158,568 is primarily attributable to the launch of the Canadian recreational cannabis market in October 2018, which resulted in a full nine months of recreational revenue contribution in the current year as compared to approximately two and a half months in the prior year. Additionally, medical revenue increased, which was primarily a result of the acquisition of C3 in April 2019, and other revenue increased due to our acquisitions of Storz & Bickel in December 2018 and This Works in May 2019.

Recreational

Canadian recreational revenue in the nine months ended December 31, 2019 was $159,536, as compared to $71,618 in the nine months ended December 31, 2018. Revenue from the business-to-business channel in the nine months ended December 31, 2019 was $120,556, net of the impact of other revenue adjustments in the amount of $46,070 related to our determination of returns and pricing adjustments, and which were described in our MD&A for the second quarter of fiscal 2020. Comparatively, revenue from the business-to-business channel in the nine months ended December 31, 2018 was $60,141, with the year-over-year increase attributable to the opening of the Canadian recreational cannabis market on October 17, 2018. Revenue from the business-to-consumer channel was $38,980 in the nine months ended December 31, 2019, an increase of $27,503 from the nine months ended December 31, 2018 due to the opening of the Canadian recreational cannabis market and our build-out our retail store platform in Canada.

Medical

Medical cannabis revenue in the nine months ended December 31, 2019 was $89,252, as compared to $65,492 in the nine months ended December 31, 2018. Canadian medical revenue in the nine months ended December 31, 2019 was $41,965, a decrease of $15,233 from the nine months ended December 31, 2018 due primarily to the transition of our medical customers to the Spectrum Therapeutics online store and its medical-focused product offerings prior to the opening of the recreational market, as discussed above. International medical revenue in the nine months ended December 31, 2019 was $47,287, an increase of $38,993 from the nine months ended December 31, 2018. The increase was primarily due to the acquisition of C3, which generated revenue of $37,576 in the current year-to-date period.

Other

Other revenue in the nine months ended December 31, 2019 was $75,770, as compared to $9,836 in the nine months ended December 31, 2018. The year-over-year increase is primarily attributable to the acquisitions of Storz & Bickel and This Works. The remainder of the increase is attributable to revenue from other strategic sources including extraction services, and clinic partners. Other revenue for the nine months ended December 31, 2018 consisted predominantly of revenue from our clinic partners and one month of revenue contribution from Storz & Bickel.

Cost of sales and gross margin

The following table presents cost of sales and gross margin for the nine months ended December 31, 2019 and 2018:

Cost of Sales
	Nine months ended
	December 31,	December 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Cost of sales
Inventory production costs expensed to cost of sales	$241,456	$90,358	$151,098	167%
Fair value changes in biological assets included in inventory sold and other charges	175,765	105,989	69,776	66%
Unrealized gain on changes in fair value of biological assets	(300,303)	(90,500)	(209,803)	-232%
Total cost of sales	$116,918	$105,847	$11,071	10%

Gross margin before fair value impacts in cost of sales[2]	$49,403	$41,933	$7,470	18%
Gross margin before fair value impacts in cost of sales - %[2]	17%	32%	-	-15%

Gross margin - IFRS	$173,941	$26,444	$147,497	558%
Gross margin - %	60%	20%	-	40%
[1] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments.

[2] Gross margin before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales. Gross margin percentage before fair value impacts in cost of sales, a non-IFRS measure, is net revenue less inventory production costs expensed to cost of sales, divided by net revenue. See "Gross Margin Before Fair Value Impacts in Cost of Sales (Non-IFRS Measure)"

Cost of sales

Inventory production costs expensed to cost of sales in the nine months ended December 31, 2019 were $241,456, as compared to $90,358 in the nine months ended December 31, 2018. These costs were primarily comprised of the costs of the inventory sold in the period, distribution charges, and the operating costs relating to facilities that were not yet cultivating or processing cannabis, not yet producing cannabis-related products, or having under-utilized capacity.

Gross margin before fair value impacts in cost of sales (non-IFRS measure)

Gross margin before fair value impacts in cost of sales in the nine months ended December 31, 2019 was $49,403, or 17% of net revenue. Comparatively, in the nine months ended December 31, 2018 gross margin before fair value impacts in cost of sales was $41,933 or 32% of net revenue. The decrease in the gross margin percentage in the nine months ended December 31, 2019 was primarily attributable to:

-

The impact of operating costs of $34,909 relating to facilities not yet cultivating or processing cannabis, not yet producing cannabis-related products or having under-utilized capacity. These costs primarily related to start-up costs associated with our advanced manufacturing and beverage facilities in Smiths Falls, our greenhouse in Denmark, and under-utilized capacity associated with our KeyLeaf extraction facility;

-

Charges for excess finished recreational cannabis inventory and trim inventory which, together, amounted to $19,811. The majority of these charges were recorded in the second quarter of fiscal 2020, and related primarily to our evaluation of the estimated on-hand provincial and territorial inventory levels compared to forecasted "sell-in" rates of certain oils and softgel products which led to our conclusion that a portion of this inventory may not be sold within a reasonable timeframe;

-

The impact on gross margin of $9,157 reflecting the returns and pricing adjustments relating primarily to the over-supply of certain oil and softgel products, as described in our MD&A for the second quarter of fiscal 2020; and

-	Other adjustments related to the net realizable value of inventory.

Gross margin - IFRS

The IFRS reported gross margin in the nine months ended December 31, 2019 was $173,941 or 60% of net revenue, as compared to a gross margin of $26,444 or 20% of net revenue in the nine months ended December 31, 2018. In the nine months ended December 31, 2019, the IFRS reported gross margin was primarily driven by the increased utilization of our cultivation facilities across Canada, and partially offset by a reduction in the estimated selling price of dried cannabis. Comparatively, our IFRS reported gross margin in the nine months ended December 31, 2018 was impacted by the limited utilization of our facilities in Delta, Aldergrove and Mirabel, and which did not contribute as significantly to our harvest as they did in the current year-to-date period.

Operating expenses

The following table presents operating expenses for the nine months ended December 31, 2019 and 2018:

Operating Expenses
	Nine months ended

	December 31,	December 31,
(CDN $000's)	2019	2018	$ Change	% Change
		(Restated1)
Operating expenses
Sales and marketing	$171,814	$107,199	$64,615	60%
Research and development	41,191	7,964	33,227	417%
General and administration	217,517	102,777	114,740	112%
Acquisition-related costs	19,000	9,606	9,394	98%
Share-based compensation expense	217,611	108,159	109,452	101%
Share-based compensation expense related to acquisition milestones	24,311	81,674	(57,363)	-70%
Depreciation and amortization	42,953	11,640	31,313	269%
Total operating expenses	$734,397	$429,019	$305,378	71%
[1] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments.

Sales and marketing

Sales and marketing expense in the nine months ended December 31, 2019 was $171,814, as compared to $107,199 in the nine months ended December 31, 2018. The increase of $64,615 is attributable to the following areas:

-	The growth in our business through the recent acquisitions of Storz & Bickel, C3, This Works and BioSteel, which has resulted in a year-over-year increase in sales and marketing expense;
-

Driving brand awareness and educating consumers through advertising and media campaigns, including concept creation and placing advertising at key venues and events and in key media channels in support of our brands. In particular, our initiatives focused on product marketing and brand awareness campaigns in preparation for the launch of our Cannabis 2.0 products in Canada, and continuing to establish our Tweed and Tokyo Smoke brands; and

-

Increased staffing costs as we continue to (1) enhance our marketing and sales capabilities servicing our Canadian market and brands, and the United States market, as we launched CBD products in December 2019 in certain states; and (2) build-out our network of Tweed- and Tokyo Smoke-branded retail stores in Canada.

Included in sales and marketing expense for the nine months ended December 31, 2019 are strategic investments of $9,901 related to sales and marketing staff, product marketing campaigns, and brand awareness and consumer education initiatives related to our continued commercial expansion into new markets, most notably the launch of CBD products in certain states in the United States in December 2019 (for the nine months ended December 31, 2018 - $1,334).

Research and development

Research and development expense in the nine months ended December 31, 2019 was $41,191, as compared to $7,964 in the nine months ended December 31, 2018. The increase of $33,227 is attributable to:

-	Increased compensation costs associated with an increase in the number of employees conducting research into several intellectual property opportunities;
-	Costs associated with conducting external laboratory testing and clinical trials for CBD-based human and animal health products and other cannabinoid-based therapies;
-	New cannabis-based product form factors, including our beverage products and edibles that have been or will be launched as part of our Cannabis 2.0 product offerings in Canada;

-	Device and delivery technology, including vaporizers and vapes;
-	Plant science, including growth patterns under different environmental scenarios and the genetics of various strains; and
-	Cannabinoid extraction technology.

General and administration

General and administration expense in the nine months ended December 31, 2019 was $217,517, as compared to $102,777 in the nine months ended December 31, 2018. The increase of $114,740 is attributable to:

-	Costs associated with enhancing our finance and information technology capabilities, including both increased compensation costs for our employees and increased professional service costs;
-	Increased costs associated with public company compliance and regulatory requirements;
-	Pre-revenue business development and administrative costs related to expanding our operations into the United States, and internationally;
-	Losses of $10,798 incurred related to legal disputes with a third-party supplier;
-	Losses in the amount of $8,828 associated with the additional reserves on onerous retail lease obligations, driven by an overall softening of the retail real estate market throughout Canada; and
-	Compliance costs related to meeting Health Canada requirements.

Included in general and administration expense in the nine months ended December 31, 2019 are strategic investments of $42,219 attributable to administrative staffing and facilities, insurance, information technology, regulatory, and other administrative and start-up costs incurred as we continue to expand globally (in the nine months ended December 31, 2018 - $5,778).

Acquisition-related costs

Acquisition-related costs were $19,000 in the nine months ended December 31, 2019, as compared to $9,606 in the nine months ended December 31, 2018. The year-over-year increase of $9,394 is attributable to increased mergers and acquisitions activity in fiscal 2020, as we implemented the Acreage Plan of Arrangement, closed the acquisitions of C3, This Works, BioSteel and BCT, and closed the transaction with More Life Growth Company. Additionally, we also incurred acquisition costs in relation to evaluating other acquisition opportunities.

Share-based compensation expense

Share-based compensation expense was $217,611 in the nine months ended December 31, 2019, as compared to $108,159 in the nine months ended December 31, 2018. The increase of $109,452 is primarily attributable to the continued increase in the number of stock options granted to employees, which is primarily related to the increase in the number of employees of Canopy Growth from approximately 2,700 at December 31, 2018 to approximately 4,890 at December 31, 2019. The average number of stock options outstanding increased from 19.5 million during the nine months ended December 31, 2018 (excluding the 10.5 million stock options granted in late December 2018, as described above) to 33.2 million during the nine months ended December 31, 2019.

Our share-based compensation program was modified in the first half of fiscal 2020, and as a result we expect share-based compensation expense to decrease over the next two fiscal years.

Share-based compensation expense related to acquisition milestones was $24,311 in the nine months ended December 31, 2019, as compared to $81,674 in the nine months ended December 31, 2018. The decrease of $57,363 is primarily attributable to the achievement, in earlier quarters, of the major milestones associated with the acquisitions of Spectrum Colombia and Spectrum Cannabis Denmark Aps, and the recognition of share-based compensation expense at that time. Additionally, in the second quarter of fiscal 2019 we acquired the outstanding shares of Canindica in exchange for Canopy Growth common shares, and the consideration paid of $23,004 was recognized as share-based compensation expense as Canindica did not meet the definition of a business.

Depreciation and amortization expense

Depreciation and amortization expense was $42,953 in the nine months ended December 31, 2019, as compared to $11,640 in nine months ended December 31, 2018. The increase of $31,313 is attributable to property, plant and equipment being put into operation during the latter half of fiscal 2019 and the first nine months of fiscal 2020 as we continue to build our infrastructure across Canada and internationally, and the adoption of IFRS 16, Leases, in the first quarter of fiscal 2020 which resulted in depreciation expense being recorded on right-of-use assets.

Adjusted EBITDA (Non-IFRS Measure)

The following table presents Adjusted EBITDA for the nine months ended December 31, 2019 and 2018

	Nine months ended
(In CDN$000's)	December 31, 2019	December 31, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(560,456)	$(402,575)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	175,765	105,989
Unrealized gain on changes in fair value of biological assets	(300,303)	(90,500)
	(124,538)	15,489
Share-based compensation expense (per statements of cash flows)	241,922	194,686
Acquisition-related costs	19,000	9,606
Depreciation and amortization (per statements of cash flows)	84,606	23,572
	345,528	227,864
Adjusted EBITDA	$(339,466)	$(159,222)

[1] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

The Adjusted EBITDA loss for the nine months ended December 31, 2019 was $339,466, as compared to an Adjusted EBITDA loss of $159,222 for the nine months ended December 31, 2018. Of the Adjusted EBITDA loss for the current period, $211,246 is attributed to our operations and corporate overhead, and is reflective of:

-

Our gross margin percentage before fair value impacts in cost of sales and excluding operating costs associated with non-operating or under-utilized facilities of 29%, as described above under “Cost of sales and gross margin”;

-

Sales and marketing costs related to product marketing in preparation for the launch of our Cannabis 2.0 products beginning in December 2019, brand awareness and consumer education initiatives for our recreational cannabis brands, and employee compensation costs related to the build-out of our Tweed and Tokyo Smoke retail store network and sales and marketing functions;

-	General and administrative costs associated with enhancing our finance and information technology capabilities;
-	Losses associated with additional reserves on onerous retail lease obligations; and
-	Costs associated with public company and Health Canada compliance and regulatory requirements.

The Adjusted EBITDA loss attributed to strategic investments and business development of $93,311 has increased from a loss of $15,076, and is primarily attributable to:

-	General and administrative costs associated with the build-out of our administrative infrastructure in support of our global expansion strategy;
-

Strategic marketing initiatives including the commencement of product marketing, branding and educational campaigns related to our launch of CBD products in certain states in the United States in December 2019;

-

Research and development initiatives related to new product innovation for the recreational markets, conducting clinical trials to support new cannabis-based human and animal medicines, and innovation focused on optimizing our growing and manufacturing capability; and

-	Other start-up costs, including the losses incurred related to legal disputes with a third-party supplier in the second quarter of fiscal 2020.

The Adjusted EBITDA loss attributed to non-operating or under-utilized facilities of $34,909 relates to inventory production costs expensed to cost of sales and is discussed further above under “Cost of sales and gross margin”.

The change in the classification of depreciation and interest expenses under IFRS 16 impacted our Adjusted EBITDA for the nine months ended December 31, 2019 and affected the comparability to Adjusted EBITDA for the nine months ended December 31, 2018:

-

Depreciation and amortization expense on right-of-use assets of $10,687 has been classified as Depreciation and amortization for the nine months ended December 31, 2019, and included in the Adjusted EBITDA reconciliation above;

-	Interest expense on lease liabilities of $3,940 has been classified as Other income (expense), net for the nine months ended December 31, 2019.

Total other income (expense), net

Total other expense, net was $1,228,109 in the nine months ended December 31, 2019, as compared to total other income, net of $54,445 in the nine months ended December 31, 2018. The change of $1,282,554 from an income amount to an expense amount is primarily attributable to a non-cash loss of $1,176,350 on the extinguishment of warrants held by Constellation upon the amendment of the Investor Rights Agreement between Canopy Growth and Constellation, partially offset by the following changes which have resulted in a decrease in total other expense, net:

-

Change of $374,016 related to the non-cash fair value changes on our other financial assets, from an income amount of $65,310 in the nine months ended December 31, 2018 to an expense amount of $308,706 in the current period. The expense amount in the current year-to-date period was primarily driven by a fair value decrease of $265,190 in the Acreage Call Option attributable to an overall decline in both Canopy Growth’s and Acreage’s share prices, as well as the share prices of other United States multi-state operators, and a decrease of $35,000 in the fair value of our warrants in the capital of Slang, a company which has interests in cannabis-related businesses in the United States.

-	Accretion expense of $26,778 on the share repurchase credit liability associated with the amendment to the Investor Rights Agreement with Constellation Brands and the warrants held by Constellation.

-

Change of $242,964, from an expense amount of $40,398 to an income amount of $202,566, related to the non-cash fair value changes in our senior convertible notes. The stock price declined approximately 57% from April 1, 2019 to December 31, 2019, resulting in income being recognized, as compared to an increase of approximately 35% between April 1, 2018 and December 31, 2018, which resulted in an expense being recognized.

-

Incremental interest income of $29,333 attributable to the higher cash and cash equivalents and marketable securities balances in the first nine months of fiscal 2020 resulting from the investment by Constellation Brands.

-	Convertible debt issuance costs of $16,380 that were incurred in the first quarter of fiscal 2019.

-	Decrease in the expense amount of $13,229 related to non-cash fair value changes on the Vert Mirabel Put Liability.

-

As described in Note 24 of the Interim Financial Statements, we recognized the following gains during the quarter: (a) $39,485 related to our acquisition of the unowned interest in BCT, increasing our total ownership to 100% of BCT’s issued and outstanding shares; and (b) $22,290 related to our disposal of a previously-consolidated subsidiary in conjunction with the transaction completed to launch More Life Growth Company. Together, these gains recognized in the current quarter are consistent with the gain recognized in the second quarter of fiscal 2019 related to the acquisition of Canopy Health Innovations.

Income tax (expense) recovery

Income tax recovery was $8,611 in the nine months ended December 31, 2019, consisting of a deferred income tax recovery of $23,194 (compared to a recovery of $1,398 in the nine months ended December 31, 2018) and current income tax expense of $14,583 ($nil in the nine months ended December 31, 2018).

The increase of $21,796 in the deferred income tax recovery balance is primarily a result of: (1) recording a reduction in deferred tax liabilities that arose in connection with the required revaluation of the accounting carrying value, but not the tax basis, of other financial assets and biological assets; and (ii) the recognition of losses carried forward net of the use of losses carried forward from prior years for which a deferred tax asset had been recorded. In connection with certain deferred tax assets, mainly in respect to losses for tax purposes, where the accounting criteria for recognition of an asset has yet to be satisfied and it is not probable that they will be used, the deferred tax asset has not been recognized.

The increase of $14,583 in the current income tax expense balance arose primarily in connection with acquired legal entities that generated taxable income, where income could not be offset against the group’s tax attributes, and legal entities which have fully utilized their loss carry forward balances and have current period taxable income.

Net loss

Net loss was $1,779,954 in the nine months ended December 31, 2019, as compared to $346,732 in the nine months ended December 31, 2018. The increase in net loss is primarily attributable to the non-cash loss of $1,176,350 on the extinguishment of warrants held by Constellation, and reflects other variances as described above.

Segmented Analysis

The Company operates in two segments: 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis; and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful.

In the nine months ended December 31, 2019 and 2018, all of the Company’s revenue was earned by the Cannabis operations segment. Canopy Rivers contributed a net loss of $11,052 in the nine months ended December 31, 2019, of which $3,031 was attributable to Canopy Growth. In the nine months ended December 31, 2018, Canopy Rivers contributed net income of $11,861, of which $2,533 was attributable to Canopy Growth. The increase in the net loss reflects the year-over-year decrease in the fair value changes on Canopy Rivers’ strategic equity investments, along with an increase in share-based compensation expense due to the stock options which have been granted in fiscal 2020.

PART 4 – FINANCIAL liquidity and capital resources

The following table presents selected statement of financial position information as at December 31, 2019, March 31, 2019 and March 31, 2018:

(CDN $000's)	December 31, 2019	March 31, 2019	March 31, 2018

Cash and cash equivalents	$1,561,664	$2,480,830	$322,560
Marketable securities	705,921	2,034,133	-
Total assets	8,046,042	8,731,805	1,436,817
Current and long-term debt	557,759	945,975	8,422
Deferred tax liability	65,733	96,031	33,536
Other long-term liabilities	194,737	140,404	61,150
Shareholders' equity attributable to Canopy Growth	5,256,369	6,951,633	1,158,773

Available liquidity and liquidity risk

As at December 31, 2019 the Company had cash and cash equivalents of $1,561,664 and marketable securities of $705,921 which, when combined, represent a decrease of $2,247,378 from March 31, 2019. This decrease was due primarily to cash used in the nine months ended December 31, 2019 to fund operations of $548,258, investments in facility enhancements of $610,858, cash consideration paid for acquisitions of subsidiaries of $511,080, and strategic investments including the Acreage Call Option totaling $441,837, and the repayment of debt in the amount of $111,470. The Company’s excess cash resources are predominantly invested in liquid securities issued by the United States and Canadian governments.

The Company manages liquidity risk by reviewing, on an ongoing basis, its capital requirements. As at December 31, 2019 the Company believes it has adequate available liquidity, in the form of cash and cash equivalents, and marketable securities, to enable it to meet working capital and other operating requirements, fund growth initiatives and capital expenditures, settle its liabilities, and repay scheduled principal and interest payments on debt. The Company’s objective is to generate sufficient cash to fund the Company’s operating requirements and expansion plans. While the Company has incurred losses to date, with an accumulated deficit of $3,826,095 at December 31, 2019 (March 31, 2019 - $777,087), management anticipates the success and eventual profitability of the business. The Company also ensures that it has access to public capital markets through its public stock exchange listings. However, there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s continued development and operations and to meet the Company’s liabilities and commitments as they come due. See “Part 7 - Risks and Uncertainties”.

Statements of cash flows and Free cash flow (non-IFRS measure)

The table below presents Canopy Growth’s cash flows and free cash flow for the nine months ended December 31, 2019 and 2018:

(CDN $000's)	Three months ended		Nine months ended
Net cash provided by (used in)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018

Operating activities	$(188,923)	$(96,763)	$(548,258)	$(294,899)
Investing activities	654,019	(1,409,309)	(281,449)	(1,785,363)
Financing activities	(9,836)	5,088,877	(85,094)	5,769,908
Effect of exchange rate changes on cash and cash equivalents	3,940	103,664	(4,365)	103,664
Cash and cash equivalents, beginning of year	1,102,464	429,401	2,480,830	322,560
Cash and cash equivalents, end of period	$1,561,664	4,115,870	$1,561,664	$4,115,870

Free cash flow reconciliation[1]

Net cash used in operating activities	$(188,923)	$(96,763)	$(548,258)	$(294,899)
Purchases and deposits of property, plant and equipment	(170,708)	(202,057)	(610,858)	(495,236)
Free cash flow	$(359,631)	$(298,820)	$(1,159,116)	$(790,135)
[1] Free cash flow, a non-IFRS measure, is net cash used in operating activities, less purchases and deposits of property, plant and equipment.

Operating activities

Cash used in operating activities in the three months ended December 31, 2019 totaled $188,923, as compared to cash used of $96,763 in the three months ended December 31, 2018. The increase in cash used during the three months ended December 31, 2019 was primarily due to the year-over-year increase in the net loss and our investments in working capital, partially offset by an overall increase in non-cash expense items impacting the net loss including depreciation and amortization.

Cash used in operating activities in the nine months ended December 31, 2019 totaled $548,258, as compared to cash used of $294,899 in the nine months ended December 31, 2018. The increase in the cash used during the nine months ended December 31, 2019 was primarily due to the year-over-year increases in the net loss and our investments in working capital, partially offset by an overall increase in non-cash expense items impacting the net loss including the non-cash loss on the extinguishment of warrants, depreciation and amortization and share-based compensation expense.

Investing activities

The cash provided by investing activities totaled $654,019 in the three months ended December 31, 2019, as compared to cash used of $1,409,309 in the three months ended December 31, 2018. The primary driver of the year-over-year change was the redemption of marketable securities in the amount of $936,655, with the cash proceeds primarily used for the investing purposes described in this paragraph. Comparatively, in the three months ended December 31, 2018, our net purchases of marketable securities were $799,418, with the change due primarily to the investment of the $5,072,500 in cash received from Constellation Brands. In the three months ended December 31, 2019, we invested $170,708 in expanding our growing capacity and the construction of advanced manufacturing capability and a beverage facility at our Smiths Falls location. The cash used for acquisitions was $89,128, with the most notable cash outflows relating to our acquisitions of BioSteel ($51,458), and BCT ($36,806). Comparatively, the cash used for acquisitions in the third quarter of fiscal 2019 was $344,899, as we acquired Storz & Bickel ($203,786) and KeyLeaf ($128,958).

The cash used in investing activities totaled $281,449 in the nine months ended December 31, 2019, as compared to cash used of $1,785,363 in the nine months ended December 31, 2018. In the nine months ended December 31, 2019, we invested $610,858 in expanding our growing capacity, and the construction of advanced manufacturing capability and a beverage facility at our Smiths Falls location. The cash used for acquisitions was $511,080, with the most notable cash outflows relating to our acquisitions of C3 ($345,846), This Works ($71,046), BioSteel and BCT. We also completed strategic investments totaling $441,837 in the equity instruments of certain entities, most notably the Acreage Call Option. Partially offsetting these outflows of cash was the net redemption of marketable securities in the amount of $1,324,682, with the cash proceeds primarily used for the purposes described above. Comparatively, in the nine months ended December 31, 2018 we purchased marketable securities in the net amount of $802,247.

Financing activities

The cash used in financing activities totaled $9,836 in the three months ended December 31, 2019, as compared to cash provided of $5,088,887 in the three months ended December 31, 2018. In the third quarter of fiscal 2019 we received the investment of $5,072,500 from Constellation Brands.

The cash used in financing activities totaled $85,094 in the nine months ended December 31, 2019, as compared to cash provided of $5,769,908 in the nine months ended December 31, 2018. The outflow in the nine months ended December 31, 2019 related primarily to the repayment of the Alberta Treasury Board financing and related interest in the amount of $95,180 and other scheduled debt repayments. In the nine months ended December 31, 2018 we received the investment of $5,072,500 from Constellation Brands and issued convertible senior notes with an aggregate principal amount of $600,000, leading to the year-over-year change.

Free cash flow (non-IFRS measure)

“Free cash flow” is a non-IFRS measure used by management that does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management uses its free cash flow measure to determine the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid. Our free cash flow measure also provides management with supplemental information to assess our liquidity needs. Management believes that this measure provides useful supplemental information to investors. We define free cash flow as net cash provided by (used in) operating activities less purchases and deposits of property, plant and equipment.

Free cash flow in the three months ended December 31, 2019 was an outflow of $359,631, as compared to an outflow of $298,820 in the three months ended December 31, 2018. The increase in the outflow reflects the increase in the cash used for operating activities, as described above, and our investment in expanding our growing capacity and the construction of advanced manufacturing capability and a beverage facility at our Smiths Fall location.

Free cash flow for the nine months ended December 31, 2019 was an outflow of $1,159,116, as compared to an outflow of $790,135 for the nine months ended December 31, 2018. The increase in the outflow was primarily due to the increase in the cash used in operating activities, as described above, and our investment in expanding our growing capacity and the construction of advanced manufacturing capability and a beverage facility at our Smiths Fall location.

Debt

The Company manages its capital with the objective of maximizing shareholder value and ensuring future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issuances, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to execute its strategy, as described in “Part 2 – Strategy” above, and general working capital requirements to fund ongoing operations. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock, including the $5,072,500 investment by Constellation in the third quarter of fiscal 2019, with the following exceptions:

Convertible senior notes

In June 2018, we issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes bear interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The notes mature on July 15, 2023. Holders of the notes may convert the notes at their option at any time from January 15, 2023 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 20.7577 common shares for every $1 principal amount of notes, subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from September 30, 2018 to January 15, 2023, if (i) the market price of the Company’s common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (a “fundamental change”). The Company may, upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

Additional information regarding the conversion rights of the notes is included in Note 14 of the Interim Financial Statements.

Other

On June 14, 2019 we repaid the outstanding loan amount with Alberta Treasury Board, along with accrued interest, with a cash payment of $95,180.

Contractual obligations and commitments

The Company leases production and retail space under operating leases which range in expiration from January 2020 to December 2038 and which include minimum lease payments. The Company also has royalty, capital equipment, and other purchase commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

Discussion of market risk and credit risk

The Company’s activities expose it to a variety of financial risks, including market risk (i.e., foreign currency risk and interest rate risk) and credit risk.

Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. The Company faces market risk from the impact of changes in foreign currency exchange rates, changes in interest rates, and changes in market prices due to other factors including changes in equity prices. Financial instruments held by the Company that are subject to market risk include cash and cash equivalents and marketable securities denominated in currencies other than the Canadian dollar, investments in other financial assets, and variable-rate debt. The categories of financial instruments that can give rise to significant variability are described below:

Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by the Company will fluctuate because of changes in foreign currency rates. The Company has exposure to the U.S. dollar, Euro, Danish Krone, British Pound and certain other currencies through its investments in foreign operations. Consequently, fluctuations in the Canadian dollar exchange rate against these currencies increase the volatility of net income (loss) and other comprehensive income (loss). At December 31, 2019, the Company has not entered into any hedging agreements or purchased any financial instruments to hedge its foreign currency risk.

Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in interest rates. The Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable-rate debt, which consists of certain borrowings with a total principal value of $9,337 at December 31, 2019 (March 31, 2019 - $97,471). The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at December 31, 2019, the Company’s cash and cash equivalents, and marketable securities, consist of $1,787,513 (March 31, 2019 - $2,821,512) in interest rate sensitive instruments.

Other market risk

The Company holds other financial assets and liabilities in the form of investments in shares, warrants, options and put liabilities that are measured at fair value and recorded through either net income (loss) or other comprehensive income (loss). The Company is exposed to price risk on these financial assets, which is the risk of variability in fair value due to movements in equity or market prices. Information regarding the fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis, and the relationship between the unobservable inputs used in the valuation of these financial assets and their fair value is presented in Note 31 of the annual consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is exposed to credit-related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. The Company has limited risk due to the fact that the majority of recreational cannabis sales are transacted with Canadian provincial/territorial agencies, and the majority of medical cannabis and other sales are transacted with credit cards.

The carrying amount of cash and cash equivalents, marketable securities, short-term restricted investments and amounts receivable represent the maximum exposure to credit risk and as at December 31, 2019, this amounted to $2,388,875 (March 31, 2019 - $4,643,369). Since the inception of the Company, no losses have been suffered in relation to cash held by its banking institutions.

As at December 31, 2019, 75% of the Company’s accounts receivable are considered current (March 31, 2019 – 89%). The Company’s accounts receivable are primarily driven by sales to government agencies which represented 49% of trade accounts receivable as at December 31, 2019 (March 31, 2019 – 72%)

Shareholders’ equity

The Company’s authorized share capital is an unlimited number of common shares of which 349,650,694 common shares were issued and outstanding as at February 14, 2020 (November 14, 2019 – 348,566,575 common shares).

The Company has 33,318,477 stock options outstanding at February 14, 2020 under the Company’s Omnibus Incentive Plan at prices between $0.06 and $67.64 per share (November 14, 2019 – 32,293,870 stock options outstanding at prices between $0.06 and $67.64 per share).

At February 14, 2020, the Company had 158,622,354 outstanding warrants for common shares, after including 12,818,148 warrants for common shares treated as a derivative liability with a nominal value, at prices between $12.98 and $76.68, which expire between August 1, 2020 and November 1, 2026 (November 14, 2019 - 159,117,591 outstanding warrants).

At February 14, 2020, there were up to 5,168,867 shares to be issued on the completion of acquisition and asset purchase milestones (November 14, 2019 - 5,156,456 shares). In certain cases, the number of shares to be issued is based on the volume-weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at February 14, 2020. The number of shares excludes shares to be issued on July 4, 2023 to the previous shareholders of Spectrum Colombia and Canindica based on the fair market value of the Company’s Latin American business on that date.

At February 14, 2020, there were up to 12,454,620 shares issuable on the conversion of the senior convertible notes.

Off-statement of financial position arrangements

The Company has no off-statement of financial position arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors other than those as stated below in the section titled “Transactions with related parties”.

Transactions with related parties

On October 11, 2019, the Company acquired all of its unowned interest in BCT to increase its total ownership of BCT’s issued and outstanding shares to 100%. Following this transaction, the Company will control both BCT and Spectrum UK, a joint venture formed by the Company and CBT, and both BCT and Spectrum UK will be accounted for as wholly-owned subsidiaries.

Cash consideration for this transaction was $57,930 of which $44,692 was advanced on closing, $1,170 was held back subject to standard representations and warranties of the sellers, and $14,427 will be paid on October 1, 2020 and 2021 and has a fair value of $13,238. Consideration also included 155,565 replacement options. The fair value of the replacement options was determined using a Black-Scholes model and $1,885 of the total fair value has been included as consideration paid to acquire BCT as it related to pre-combination vesting service and $1,987 of the fair value will be recognized as share-based compensation expense ratably over the post-combination vesting period. The consideration paid for BCT included $250 cash and 16,430 replacement options that were issued to a member of key management of the Company that was a shareholder and option holder in BCT.

The Company has entered into cannabis offtake agreements with certain of its equity method investees and entities in which it holds equity or other financial instruments. These agreements are in the normal course of operations and will be measured at the exchange amounts agreed to by the parties.

PART 5 – CRITICAL ESTIMATES, CRITICAL JUDGMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (refer to discussion below), that have the most significant effect on the amounts recognized in the Interim Financial Statements.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in net income (loss).

Control, joint control or level of influence

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. Information about these judgments is included in Notes 9, 10 and 24 of the Interim Financial Statements.

Critical accounting estimates

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. In calculating final inventory values, management compares the inventory cost to estimated net realizable value. Further information on estimates used in determining the fair value of biological assets is contained in Note 6 of the Interim Financial Statements.

Estimated useful lives and depreciation and amortization of property, plant and equipment and intangible assets

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used. To calculate the share-based compensation expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned if and when they will be issued based on estimated discounted probabilities.

Fair value measurements

Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available, the Company will engage third party qualified valuers to perform the valuation.

Information about the valuation techniques and inputs used in determining the fair value is disclosed in the notes to our Interim Financial Statements: biological assets is disclosed in Note 6; the acquired intangible assets in Note 24; and financial instruments in Note 27.

Adoption of IFRS 16, Leases (“IFRS 16”) and resulting changes to lease accounting policy

On April 1, 2019 the Company adopted IFRS 16 using the modified retrospective approach. Therefore, the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

Lease accounting policy applicable from April 1, 2019

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after April 1, 2019.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•

Adjusted the right-of-use assets by the amount of any onerous contract provision recognized under IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review;

•

Applied the exemption not to recognize right-of-use assets and liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend of terminate the lease.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at April 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on the Interim Financial Statements

On transition to IFRS 16, the Company elected to measure the right-of-use assets at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. As at April 1, 2019, the Company recognized $99,880 of right-of-use assets, net of onerous lease provisions of $10,703, and $110,583 of lease liabilities, with a $nil impact on deficit. The transition to IFRS 16 did not have a material impact on the Company’s results of operations or liquidity.

When measuring lease liabilities, the Company used its incremental borrowing rate at April 1, 2019. The weighted-average rate applied was 4.5%. Right-of-use assets are recognized in Property, plant and equipment (see Note 11 of the Interim Financial Statements), and lease liabilities are recognized in Other current liabilities and Other long-term liabilities (see Note 15).

Change in accounting policy

Effective July 1, 2019, the Company changed its accounting policy with respect to royalties. Prior to this change the Company recorded all royalty expenses as Inventory production costs expensed to cost of sales. The Company now classifies certain royalty expenses, which are based upon contractually predetermined percentages of sales of particular products and the related amortization of minimum payments, as Sales and marketing expense. The Company believes that the revised policy and presentation provides reliable and more relevant financial information to users of the consolidated financial statements.

The change in accounting policy has been applied retrospectively. The Company has restated the comparative figures in the consolidated statements of operations, resulting in (i) decreases of $3,429 and $5,991 to the previously reported Inventory production costs expensed to cost of sales amounts for the three and nine month periods ended December 31, 2018, respectively, and (ii) increases of $3,429 and $5,991 to the previously reported Sales and marketing amounts for the three and nine month periods ended December 31, 2018, respectively. The Company has also restated the results of operations for the three months ended June 30, 2019 resulting in a decrease of $4,131 to the previously reported Inventory production costs expensed to cost of sales amount and an increase of $4,131 to the previously reported Sales and marketing amount.

PART 6 – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of disclosure controls was done under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our CEO and CFO concluded that, because of the material weakness in our internal control over financial reporting described below, our disclosure controls were not effective as at December 31, 2019.

Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of March 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2019, as described below.

Previously Identified Material Weakness Not Fully Remediated – End User Computer (“EUC”)

As of March 31, 2019, management concluded that the internal controls over Company-wide EUC spreadsheets are not fully remediated and constituted a material weakness. This material weakness was initially identified as of March 31, 2017. The accounting complexities encountered in financial reporting rely on complex spreadsheets, most significantly around the valuation of inventory and biological assets and the related classification of line items on the consolidated statements of operations. Spreadsheets are inherently prone to error due to their manual nature. The Company’s controls related to spreadsheets did not address all risks associated with access security, data entry and evidence of review of completed spreadsheets.

Management has made substantial progress on the implementation of EUC spreadsheet controls. However, management has determined that the material weakness related to EUC was not fully remediated as of December 31, 2019. Material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management is able to conclude, through testing, that these controls are operating effectively.

Remediation Plan and Activities

Management strengthened and improved controls related to the remaining material weakness related to EUC in the following ways:

•	Designed applicable EUC spreadsheet control infrastructure for expected ongoing reliance to a degree on EUC spreadsheets;
•	Reduced the use of EUC spreadsheets where possible through relevant systems.

Remediation is expected to be completed within fiscal 2020.

There have been no changes in the Company’s ICFR during the three months ended December 31, 2019 that have materially affected, or are likely to materially affect, the Company's ICFR.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weakness. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

The Company’s management, with the participation of its CEO and CFO, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of:

•	Cafina (acquired on March 25, 2019);
•	C3 (acquired on April 30, 2019);
•	This Works (acquired on May 21, 2019);
•	BioSteel (acquired October 1, 2019);
•	BCT (acquired October 11, 2019); and
•	Spectrum UK (acquired October 11, 2019).

The operations of Cafina, C3, This Works, BioSteel, BCT, and Spectrum UK, combined, represent approximately 9% of the Company’s assets (approximately 2% of current assets and 14% of non-current assets); they also represent approximately 7% of current liabilities and 0% of long-term liabilities, 19% of the Company’s gross revenues and 10% of operating expenses for the three months ended December 31, 2019.

PART 7 - RISKS AND UNCERTAINTIES

There are a number of risk factors that could cause future results to differ materially from those described herein or implied by forward-looking statements and forward-looking information. The risks and uncertainties in the AIF and described below are not the only ones that the Company faces. Such risk factors include, but are not limited to the following risk factors as well as those listed under the heading “Risk Factors” in the AIF, which is available under the Company’s profile on SEDAR at www.sedar.com with respect to risks related to changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; Constellation as a significant shareholder; limited operating history; execution of business strategy; management of growth; difficulty to forecast; conflicts of interest; litigation; competition; reputational risks; stock exchange restrictions; risks associated with divestment and restructuring; operational structure; reliance on licences; reliance on facilities; dependence upon key personnel; reliance on key inputs; vulnerability to rising energy costs; dependence on suppliers and skilled labour; risks inherent in an agricultural business; transportation risks; wholesale price volatility; insurance risks; environmental and employee health and safety regulations; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; unknown defects and impairments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the united states; Farm Bill risks; entry bans into the United States; banking risks; enforceability of contracts; operations in emerging markets; corruption and fraud; inflation; restrictions on the acquisition or use of properties by foreign investors; reliance on international advisors and consultants; anti-money laundering laws and regulation risks; anti-bribery law violations; future sales or issuances of securities; liquidity and additional financing; market price of securities; increased volatility for dual listed common shares; liquidity of the common shares; market for securities; sales of common shares by Constellation; dividend policy; TSX and NYSE listings; foreign private issuer status; obligations as a public company; cybersecurity and privacy risks; intellectual property; challenging global financial conditions; credit and liquidity risk; and hedging risk. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of these risks actually occur, the Company’s business may be harmed, and its financial condition and results of operations may suffer significantly.

Recent Announcements and Risks Regarding Vaping Products

On October 4, 2019, the FDA issued a warning to the public to stop using vaping products containing THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. These warnings appear to be particularly focused on the use of vaping liquids purchased from unlicensed or unregulated retailers in the United States. There have also been reported cases in Canada of lung injuries associated with the use of cannabis derivatives containing vaping liquid. Health Canada has issued an information update advising Canadians who use cannabis derivatives containing vaping liquids to monitor themselves for symptoms of pulmonary illness. The governments and private sector may take further actions aimed at reducing the sale of cannabis containing vaping liquids and/or seek to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. For instance, the provincial governments in Quebec, Alberta and Newfoundland have already imposed provincial regulatory restrictions on the sale of cannabis vape products. These actions, together with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for the Company’s vaping products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company’s vaping products, including cannabis derivative vaping liquids, or that decrease consumer demand for the Company’s products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the financial condition and results of operations of the Company.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the Company’s reputation generally, and could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including, but not limited to, product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety, lack of consumer demand and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. The Company may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company is subject to recall, the Company’s reputation and the reputation of that product could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the Company’s results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on the Company.

Securities Class Action Litigation Risks

The Company and certain of its current and former officers have been named as defendants to various purported class action claims. The complaints allege that the defendants made false and/or misleading statements and/or failed to disclose material adverse facts, regarding the Company’s receivables, business, operations, and prospects relating to, among other things, the demand for the Company’s softgel and oil products. The class actions have not yet been certified. The Company has retained counsel and intends to vigorously defend itself against any such suits. While the Company maintains that it has conducted itself in accordance with all relevant securities laws, and that the claims are without merit, we cannot predict the outcome.

In addition, the Company may from time to time be involved in various other claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a material adverse effect on the Company. Even if the Company successfully defends against the purported class actions described above and/or is involved in other litigation and wins, litigation can redirect significant company resources, divert management’s attention and the legal fees and costs incurred in connection with such activities may be significant. Additionally, the Company may be subject to judgments or enter into settlements of claims for significant monetary damages. Such litigation may also create a negative perception of the Company. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on its financial position.

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Company’s business, operating results and financial condition.

Future Product Development

The Company expects to derive a portion of its future revenues from the sale of new products, including Cannabis 2.0 products, some of which are still being actively developed and put into production. If the Company fails to adequately meet market demand for such products in a timely fashion, it may adversely impact the Company’s profitability.